Exhibit 10.11

EXECUTION VERSION

AMENDED AND RESTATED RECEIVABLES PURCHASE AGREEMENT

dated as of April 30, 2004

among

SEQUA RECEIVABLES CORP.,
as Seller

SEQUA CORPORATION,
as Servicer

THE PERSONS PARTY HERETO AS
CP CONDUIT PURCHASERS,
COMMITTED PURCHASERS AND FUNDING AGENTS

and

THE BANK OF NOVA SCOTIA,
as Collateral Agent

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This AMENDED AND RESTATED RECEIVABLES PURCHASE AGREEMENT (as amended, amended and restated, supplemented or otherwise modified from time to time, this "Agreement") is entered into as of April 30, 2004, among SEQUA RECEIVABLES CORP., a New York corporation, as seller (the "Seller"), SEQUA CORPORATION, a Delaware corporation ("Sequa"), as initial servicer (in such capacity, together with its successors and permitted assigns in such capacity, the "Servicer"), the various commercial paper conduits identified on the signature pages hereto and their respective successors and permitted assigns (each, a "CP Conduit Purchaser", and collectively, the "CP Conduit Purchasers"), the various committed purchasers identified on the signature pages hereto and their respective successors and permitted assigns (each, a "Committed Purchaser" and collectively, the "Committed Purchasers"), the various Funding Agents identified on the signature pages hereto and their respective successors and permitted assigns (each, a "Funding Agent", and collectively, the "Funding Agents"), and THE BANK OF NOVA SCOTIA, a Canadian chartered bank acting through its New York Agency ("BNS"), as Collateral Agent for the CP Conduit Purchasers and the Committed Purchasers (in such capacity, together with its successors and permitted assigns in such capacity, the Collateral Agent").

PRELIMINARY STATEMENTS

Certain terms that are capitalized and used throughout this Agreement are defined in Exhibit I. References in the Exhibits, Schedules and Annexes hereto to the "Agreement" refer to this Agreement, as amended, amended and restated supplemented or otherwise modified from time to time.

The Seller desires to sell, transfer and assign, from time to time, an undivided variable percentage interest in a pool of receivables, and the CP Conduit Purchasers may desire to, and the Committed Purchasers (if the related CP Conduit Purchaser elects not to so acquire) shall, acquire such sale, conveyance, transfer and assignment of such undivided variable percentage interests, as such percentage interest shall be adjusted from time to time based upon, in part, reinvestments made by the Purchasers, subject to and in accordance with the terms and conditions set forth in this Agreement.

This Agreement amends and restates in its entirety, as of the Closing Date, the Receivables Purchase Agreement, dated as of November 13, 1998 (as amended prior to the date hereof, the "Original Agreement"), among the Seller, the Servicer, Liberty Street Funding Corp. ("LSFC") and BNS, as agent for LSFC. Upon the effectiveness of this Agreement, the terms and provisions of the Original Agreement shall, subject to this paragraph, be superseded hereby in their entirety. Notwithstanding the amendment and restatement of the Original Agreement by this Agreement, (i) the Seller and Sequa shall continue to be liable to LSFC, BNS or any other Indemnified Party or Affected Person (as such terms are defined in the Original Agreement) with respect to all unpaid Capital, Discount (as such terms are defined in the Original Agreement) and fees and expenses (collectively, the "Original Agreement Outstanding Amounts") under the Original Agreement (which shall continue to accrue thereunder until such amounts are paid in full) and all agreements to indemnify such parties in connection with events or conditions arising or existing prior to the effective date of this Agreement and (ii) the security interest created under the Original Agreement shall remain in full force and effect as security for such Original Agreement Outstanding Amounts until such Original Agreement Outstanding Amounts shall have been paid in full. Upon the effectiveness of this Agreement, each reference to the Original Agreement in any other document, instrument or agreement shall mean and be a reference to this Agreement. Nothing contained herein, unless expressly herein stated to the contrary, is intended to amend, modify or otherwise affect any other instrument, document or agreement executed and or delivered in connection with the Original Agreement.

In consideration of the mutual agreements, provisions and covenants contained herein, the parties hereto agree as follows:

ARTICLE I
AMOUNTS AND TERMS OF THE PURCHASES

Section 1.1   Purchase Facility   (a) On the terms and conditions hereinafter set forth, the CP Conduit Purchasers, ratably, in accordance with the aggregate of the Commitments of the Committed Purchaser with respect to each such CP Conduit Purchaser, severally and not jointly, may, in their sole discretion, and if and to the extent any CP Conduit Purchaser does not make a purchase, the Committed Purchaser for such CP Conduit Purchaser shall, ratably in accordance with their respective Commitments, severally and not jointly, purchase Purchased Interests from the Seller from time to time from the Closing Date until the Facility Termination Date. Under no circumstances shall any CP Conduit Purchaser make any such purchase, or the Committed Purchasers be obligated to make any such purchase (a) on or after the Facility Termination Date or (b) at any time, if, after giving effect to such purchase (i) the aggregate outstanding Capital of all Purchased Interests would exceed an amount equal to the Purchase Limit, or (ii) with respect to any Purchaser, the aggregate outstanding Capital of such Purchaser would exceed its Commitment and/or the sum of the Capital of such Purchaser, plus the aggregate Capital of each other Purchaser in its Group, would exceed the aggregate of the Commitments of each such Committed Purchaser in such Group at such time. Solely in the case of any Purchased Interest funded or maintained by a CP Conduit Purchaser, the applicable Funding Agent for such CP Conduit Purchaser shall use reasonable efforts, taking into account market conditions at such time, to cause such Purchased Interest to be funded or maintained through the issuance by such CP Conduit Purchaser of commercial paper or other short-term promissory notes in connection with its securitization program; provided, however, that such Funding Agent shall promptly, following its receipt of any request for funding pursuant to this Agreement, notify the Seller and the Collateral Agent if such Funding Agent or the applicable CP Conduit Purchaser has exercised its discretion not to fund or maintain such Purchased Interest through the issuance by such CP Conduit Purchaser of commercial paper or other short-term promissory notes (and, therefore, instead, fund such Purchased Interest at the applicable Alternate Rate at such time) because funding or maintaining such Purchased Interest through the issuance of such note would be economically inadvisable to such CP Conduit Purchaser, the Seller or any other similarly situated person or otherwise not permitted or available.

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(b) The Seller may, upon at least thirty (30) days' written notice to the Collateral Agent and each Funding Agent, terminate in whole or reduce in part the unused portion of the Purchase Limit; provided, that each partial reduction shall be in the amount of at least $5,000,000, or an integral multiple of $1,000,000 in excess thereof, and that, unless terminated in whole, the Purchase Limit shall in no event be reduced below $40,000,000. Any termination or reduction of the Purchase Limit pursuant to this paragraph (b) shall reduce ratably or terminate each Committed Purchaser's Commitment.

Section 1.2   Making Purchases (a) Each purchase (but not reinvestment) of undivided Percentage ownership interests with regard to the Purchased Interest hereunder shall be made upon the Seller's irrevocable written notice in the form of Annex B delivered to the Collateral Agent and each Funding Agent in accordance with Section 6.2 (which notice must be received by the Collateral Agent and each Funding Agent before 11:00 a.m., New York City time): (i) at least three (3) Business Days before the requested purchase date, in the case of a purchase to be funded at the Alternate Rate and based upon the Eurodollar Rate, (ii) at least two (2) Business Days before the requested purchase date, in the case of a purchase to be funded at the Alternate Rate and based upon the Base Rate, and (iii) at least two (2) Business Days before the requested purchase date, in the case of a purchase to be funded at the CP Rate, which notice shall specify: (A) the amount requested to be paid to the Seller (such amount, which shall not be less than $1,000,000, being the Capital relating to the undivided percentage ownership interest then being purchased), (B) the date of such purchase (which shall be a Business Day), (C) the desired funding basis for such purchase (which shall be based upon the Eurodollar Rate, the Base Rate or the CP Rate) and (D) the allocation of such amount among the Groups (which shall be proportional based on the Commitments of the Committed Purchasers in each such Group, as described in Section 1.1(a)). If the Seller has requested that the purchase be funded at the CP Rate, each Funding Agent (on behalf of the related CP Conduit Purchaser) shall promptly thereafter notify the Collateral Agent, the related Committed Purchaser(s) and the Seller whether such CP Conduit Purchaser has exercised its discretion not to fund such purchase with the issuance of Notes because such purchase with the issuance of Notes would be economically inadvisable to such CP Conduit Purchaser, the Seller, the related Committed Purchaser or any other similarly situated Person, or otherwise not permitted, in which case the Seller shall be deemed to have requested that the purchase be funded at the Alternate Rate and be based upon the Base Rate.

If any CP Conduit Purchaser has determined not to make the entire amount of a proposed purchase, the Funding Agent for such CP Conduit Purchaser shall promptly send notice of the proposed purchase to the Committed Purchaser(s) for such CP Conduit Purchaser concurrently by telecopier, telex or cable specifying the date of such purchase, the aggregate amount of Capital of the Purchased Interest being purchased by such Committed Purchaser(s) (which amount shall be equal to the portion of the purchase price not funded by the applicable CP Conduit Purchaser), and each such Committed Purchaser's portion thereof (determined ratably in accordance with their respective Commitments).

(b) On the date of each purchase (but not reinvestment) of undivided percentage ownership interests with regard to the Purchased Interest hereunder, the applicable CP Conduit Purchasers and/or Committed Purchasers shall, upon satisfaction of the applicable conditions set forth in Exhibit II, make available to the Seller in same day funds, at The Bank of New York, account number 8900209887, ABA 021000018, an amount equal to the Capital relating to the undivided percentage ownership interest then being purchased by such Purchaser.

(c) (I) Effective on the date of each purchase pursuant to this Section 1.2 and each reinvestment pursuant to Section 1.4, the Seller hereby sells and assigns to the Collateral Agent, for the benefit of the Purchasers (ratably, according to each such Purchaser's Capital) an undivided percentage ownership interest in: (i) each Pool Receivable then existing, (ii) all Related Security with respect to such Pool Receivables, and (iii) all Collections with respect to, and other proceeds of, such Pool Receivables and Related Security.

(II) Notwithstanding the foregoing, a Committed Purchaser shall not be obligated to make purchases under this Section 1.2 at any time in an amount which would exceed such Committed Purchaser's Commitment less such Committed Purchaser's ratable share of the aggregate outstanding portion of Capital held by the CP Conduit Purchaser(s) in such Committed Purchaser's Group (whether or not any portion thereof has been assigned by such CP Conduit Purchaser(s) under a Liquidity Agreement). Each Committed Purchaser's obligation shall be several, such that the failure of any Committed Purchaser to make available to the Seller any funds in connection with any purchase shall not relieve any other Committed Purchaser of its obligation, if any, hereunder to make funds available on the date of such purchase, but no Committed Purchaser shall be responsible for the failure of any other Committed Purchaser to make funds available in connection with any purchase.

(d) To secure all of the Seller's obligations (monetary or otherwise) under this Agreement and the other Transaction Documents to which it is a party, whether now or hereafter existing or arising, due or to become due, direct or indirect, absolute or contingent, the Seller hereby grants to the Collateral Agent, for the benefit of the Purchasers (ratably, according to each such Purchaser's Capital) a security interest in all of the Seller's right, title and interest (including any undivided interest of the Seller) in, to and under all of the following, whether now or hereafter owned, existing or arising: (i) all Pool Receivables, (ii) all Related Security with respect to such Pool Receivables, (iii) all Collections with respect to such Pool Receivables, (iv) the Lock-Box Accounts, the Concentration Accounts and the Liquidation Account and all amounts on deposit therein, and all certificates and instruments, if any, from time to time evidencing such Lock-Box Accounts, Concentration Accounts and Liquidation Account and amounts on deposit therein, (v) all rights (but none of the obligations) of the Seller under the Sale Agreement and each other Transaction Document to which it is a party, and (vi) all proceeds of, and all amounts received or receivable under any or all of, the foregoing (collectively, the "Pool Assets"). The Collateral Agent (for the benefit of the Purchasers) shall have, with respect to the Pool Assets, and in addition to all the other rights and remedies available to the Collateral Agent (for the benefit of the Purchasers), all the rights and remedies of a secured party under any applicable UCC.

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Section 1.3   Purchased Interest Computation   The Purchased Interest shall be initially Computed on the date of the initial purchase hereunder. Thereafter, until the Facility Termination Date, the Purchased Interest shall be automatically recomputed (or deemed to be recomputed) on each Business Day other than a Termination Day.   From and after the occurrence of any Termination Day, the Purchased Interest shall (until the event(s) giving rise to such Termination Day are satisfied or are waived by the Funding Agents) be deemed to be 100%. The Purchased Interest shall become zero when the Capital thereof and Discount thereon shall have been paid in full, all the amounts owed by the Seller and the Servicer hereunder to the Collateral Agent, each CP Conduit Purchaser, each Funding Agent and any other Indemnified Party or Affected Person are paid in full, and the Servicer shall have received the accrued Servicing Fee thereon.

Section 1.4   Settlement Procedures   (a) The collection of the Pool Receivables shall be be administered by the Servicer in accordance with this Agreement. The Seller shall provide to the Servicer on a timely basis all information needed for such administration, including notice of the occurrence of any Termination Day and current computations of the Purchased Interest.

(b) The Servicer shall, on each Business Day on which Collections of Pool Receivables are received (or deemed received) by the Seller or the Servicer or are deposited into the Lock-Box Accounts, transfer such Collections therefrom and deposit such Collections into the Concentration Accounts. With respect to such Collections on such day, the Servicer shall:

(i) Transfer from the Concentration Accounts to the Liquidation Account for the Benefit of the Purchasers out of the percentage of such Collections represented by the Purchased Interest, first an amount equal to the Discount accrued through such day for each Portion of Capital and not previously transferred, second, an aggregate amount equal to the fees set forth in the Fee Letters accrued through such day for the Purchased Interest and not previously transferred, and third, to the extent funds are available therefor, an amount equal to the Purchaser's Share of the Servicing Fee accrued through such day and not previously transferred; and

(ii) Subject to Section 1.4(f), if such day is not a Termination Day, remit to the Seller, on behalf of the Purchasers, the remainder of the percentage of such Collections, represented by the Purchased Interest, to the extent representing a return on the Capital; such Collections shall be automatically reinvested in Pool Receivables, and in the Related Security and Collections and other proceeds with respect thereto, and the Purchased Interest shall be automatically recomputed pursuant to Section 1.3; it being understood, that prior to remitting to the Seller the remainder of the percentage of such Collections represented by the Purchased Interest by way of reinvestment in Pool Receivables, the Servicer shall have calculated the Purchased Interest on such day, and if such Purchased Interest shall exceed 100%, such Collections shall not be remitted to the Seller but shall be transferred to the Liquidation Account for the benefit of the Purchasers in accordance with paragraph (iii) below;

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(iii) If such day is a Termination Day, (A) transfer to the Liquidation Account for the Benefit of the Purchasers the entire remainder of the percentage of the Collections represented by the Purchased Interest; _provided_ that so long as the Facility Termination Date has not occurred, if any amounts are so transferred to the Liquidation Account on any Termination Day and thereafter, the conditions set forth in Section 2 of Exhibit II are satisfied or are waived by each Funding Agent, such previously transferred amounts shall, to the extent representing a return on the Capital, be reinvested in accordance with the preceding paragraph (ii) on the day of such subsequent satisfaction or waiver of conditions, and (B) transfer to the Liquidation Account for the benefit of the Purchasers the entire remainder of the Collections in the Concentration Accounts represented by the Seller's Share of the Collections, if any; _provided_ that so long as the Facility Termination Date has not occurred, if any amounts are so set aside on any Termination Day and thereafter, the conditions set forth in Section 2 of Exhibit II are satisfied or are waived by each Funding Agent, such previously set aside amounts shall be distributed to the Seller on the day of such subsequent satisfaction or waiver of conditions; and

(iv) if such day is not a Termination Day, release to the Seller (subject to Section 1.4(f)) for its own account any Collections (including amounts representing Collections with respect to Receivables that are not Eligible Receivables) in excess of (x) any amounts that are required to be reinvested in accordance with the paragraph (ii) above or the first proviso to paragraph (iii), (y) the amounts that are required to be transferred to the Liquidation Account pursuant to paragraph (i) above and (z) in the event Sequa or an Affiliate thereof is not the Servicer, all reasonable and appropriate out-of-pocket costs and expenses of such Servicer of servicing, collecting and administering the Pool Receivables.

(c) The Servicer shall deposit into the applicable Administration Account (or such other account designated by the related Funding Agent), on each Settlement Date relating to a Portion of Capital or the payment of Fees:

(i) Collections held on deposit in the Liquidation Account for the benefit of the related Purchasers pursuant to Section 1.4(b)(i) in respect of accrued Discount on such Portion of Capital and accrued and unpaid Fees;

(ii) Collections held on deposit in the Liquidation Account for the benefit of the related Purchasers pursuant to Section 1.4(f) with respect to such Portion of Capital; and

(iii) the lesser of (x) the amount of Collections then held on deposit in the Liquidation Account for the benefit of the related Purchasers pursuant to Section 1.4(b)(iii) and (y) such Portion of Capital.

The Servicer shall deposit to its own account from Collections held on deposit in the Liquidation Account pursuant to Section 1.4(b)(i) in respect of the accrued Servicing Fee, an amount equal to such accrued Servicing Fee.

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(d) Upon receipt of funds deposited into the related Administration Account pursuant to clause (c), the applicable Funding Agent shall cause such funds to be distributed as follows:

(i) if such distribution occurs on a day that is not a Termination Day and the Purchased Interest does not exceed 100%, first, pro rata, to the related Purchasers in payment in full of all accrued Discount with respect to each Portion of Capital and accrued and unpaid Fees, and second, if the Servicer has set aside amounts in respect of the Servicing Fee pursuant to clause (b)(i) and has not retained such amounts pursuant to clause (c), to the Servicer (payable in arrears on each Monthly Settlement Date) in payment in full of the related Purchaser's Share of accrued Servicing Fees so set aside, and

(ii) if such distribution occurs on a Termination Day or on a day when the Purchased Interest exceeds 100%, first, pro rata, to the related Purchasers in payment in full of all accrued Discount with respect to each Portion of Capital and accrued and unpaid Fees, second, pro rata, to the related Purchasers in payment in full of Capital (or, if such day is not a Termination Day, the amount necessary to reduce the Purchased Interest to 100%), third, if Sequa or an Affiliate thereof is not the Servicer, to the Servicer in payment in full of all accrued Servicing Fees, fourth, if the Capital and accrued Discount with respect to each Portion of Capital have been reduced to zero, and all accrued Servicing Fees payable to the Servicer (if other than Sequa or an Affiliate thereof) have been paid in full, pro rata, to the related Purchasers, the Funding Agents, the Collateral Agent and any other Indemnified Party or Affected Person in payment in full of any other amounts owed thereto by the Seller under this Agreement and, fifth, unless such amount has been retained by the Servicer pursuant to clause (c), to the Servicer (if the Servicer is Sequa or an Affiliate thereof) in payment in full of the Purchaser's Share of all accrued Servicing Fees.

After the Capital, Discount, Fees and Servicing Fees with respect to the Purchased Interest, and any other amounts payable by the Seller and the Servicer to the Purchasers, the Funding Agents, the Collateral Agent or any other Indemnified Party or Affected Person hereunder, have been paid in full, all additional Collections with respect to the Purchased Interest shall be paid to the Seller for its own account.

(e) For the purposes of this Section 1.4:

(i) if on any day the Outstanding Balance of any Pool Receivable is reduced or Adjusted as a result of any defective, rejected, returned, repossessed or foreclosed goods or services, or any revision, cancellation, allowance, discount or other adjustment made by any Originator, the Servicer, the Seller or any Affiliate of the Seller, or any setoff or dispute between any Originator, the Seller or any Affiliate of the Seller and an Obligor, the Seller shall be deemed to have received on such day a Collection of such Pool Receivable in the amount of such reduction or adjustment;

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(ii) if on any day any of the representations or warranties in <u>Section 1(g)</u>, <u>(m)</u> or <u>(t)</u> of <u>Exhibit III</u> is not true with respect to any Pool Receivable, the Seller shall be deemed to have received on such day a Collection of such Pool Receivable in full (Collections deemed to have been received pursuant to <u>clause (I)</u> and this <u>clause (ii)</u> of this <u>paragraph (e)</u> are hereinafter sometimes referred to as "<u>Deemed Collections</u>");

(iii) except as otherwise required by applicable law or the relevant Contract, all Collections received from an Obligor of any Receivable shall be applied to the Receivables of such Obligor in the order of the age of such Receivables, starting with the oldest such Receivable, unless such Obligor designates in writing its payment for application to specific Receivables; and

(iv)

if and to the extent the Collateral Agent, any Funding Agent or any Purchaser shall be required for any reason to pay over to an Obligor (or any trustee, receiver, custodian or similar official in any Insolvency Proceeding) any amount received by it hereunder, such amount shall be deemed not to have been so received by the Collateral Agent, such Funding Agent or such Purchaser, as the case may be, but rather to have been retained by the Seller and, accordingly, the Collateral Agent, such Funding Agent or such Purchaser, as the case may be, shall have a claim against the Seller for such amount, payable when and to the extent that any distribution from or on behalf of such Obligor is made in respect thereof.

(f) If at any time the Seller shall wish to cause the reduction of Capital of the Purchased Interest (but not to commence the liquidation, or reduction to zero, of the entire Capital of the Purchased Interest), the Seller may do so as follows:

(i) the Seller shall give the Collateral Agent, each Funding Agent and the Servicer at least three (3) Business Days' prior written notice thereof (including the amount of such proposed reduction and the proposed date on which such reduction will commence);

(ii) on the proposed date of commencement of such reduction and on each day thereafter, the Servicer shall cause Collections not to be reinvested until the amount thereof not so reinvested shall equal the desired amount of reduction; and

(iii) the Servicer shall hold such Collections in the Liquidation Account for the benefit of the Purchasers, for payment to the Collateral Agent (for the benefit of the Purchasers) on the next Settlement Date immediately following the current Yield Period, and the Capital of the Purchased Interest shall be deemed reduced in the amount to be paid only when in fact finally so paid;

<u>provided</u>, that:

(A) the amount of any such reduction shall be not less than $5,000,000 and shall be an integral multiple of $1,000,000, and the entire Capital of the Purchased Interest after giving effect to such reduction shall be not less than $20,000,000 and shall be in an integral multiple of $1,000,000 (unless Capital shall have been reduced to zero); and

(B) The Seller shall choose a reduction amount, and the date of commencement thereof,

so that to the extent practicable such reduction shall commence and conclude in the same Yield Period.

(g) Notwithstanding anything to the contrary in this Agreement or in any of the other Transaction Documents, if a Termination Day shall have resulted due to the events in clause (e) of the definition of "Facility Termination Date", Collections with respect to any Portion of Capital funded or maintained by any member of any Group which includes an Exiting Liquidity Bank otherwise to be reinvested pursuant to this Section 1.4, shall not be reinvested and shall instead be held in trust for the benefit of the members of such CP Conduit Purchaser's Group and shall be applied in accordance with this clause (g). Instead of reinvesting such portion of Collections, the entire portion of Collections (based on such CP Conduit Purchaser's Group's ratable share of such Collections (calculated based on the outstanding Capital) shall be remitted to the applicable Administration Account on each Settlement Date, and applied to reduce such Group's portion of Capital pursuant to the related Liquidity Agreement; provided, that solely for the purpose of determining such CP Conduit Purchaser's Group's ratable share of such Collections, the aggregate Capital of such Group shall be deemed to remain constant from the date of such Termination Day, until the date that each applicable Exiting Liquidity Bank has been paid in full. On the date when all amounts representing Capital or Discount owing to each such Exiting Liquidity Bank shall have been reduced to zero and subject to the remaining provisions of this Agreement and so long as the Facility Termination Date shall not have then occurred and be continuing (under any clause other than clause (e) of the definitions thereof), Collections with respect to any Portion of Capital funded or maintained by any remaining member of the related CP Conduit Purchaser's Group shall be reinvested pursuant to this Section 1.4, and shall be applied pursuant to this Section 1.4. If a Facility Termination Date shall have occurred due solely to the events described in clause (e) of the definition of "Facility Termination Date", Collections with respect to any Portion of Capital funded or maintained by any member of any Group which does not include an Exiting Liquidity Bank shall otherwise be applied pursuant to the other provisions of this Section 1.4.

Section 1.5 Fees. The Seller shall pay to each Funding Agent for the benefit of the Purchasers and Liquidity Banks in the related Group in accordance with the provisions set forth in Section 1.4(d) certain fees in the amounts and on the dates set forth in one or more fee agreements, dated the Closing Date (or dated the date any such Purchaser becomes a party hereto pursuant to an Assumption Agreement, a Transfer Supplement or otherwise), among the Servicer, the Seller, and each applicable Funding Agent, respectively, (as any such letter agreement may be amended, supplemented or otherwise modified from time to time, each, a "Purchaser Fee Letter") each of the Purchaser Fee Letters may be referred to as, the "Fee Letters"). The fees and amounts referred to in this Section 1.5 and payable pursuant to all Fee Letters may be referred to collectively as, the "Fees").

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Section 1.6 Payments and Computations, Etc. (a) All amounts to be paid or deposited by the Seller or the Servicer hereunder shall be made without reduction for offset or counterclaim and shall be paid or deposited no later than noon (New York City time) on the day when due in same day funds to the applicable Administration Account. All amounts received after noon (New York City time) will be deemed to have been received on the next Business Day.

(b) The Seller or the Servicer, as the case may be, shall, to the extent permitted by law, pay interest on any amount not paid or deposited by the Seller or the Servicer, as the case may be, when due hereunder, at an interest rate equal to 1.0% per annum above the Base Rate, payable on demand.

(c) All computations of interest under clause (b) above and all computations of Discount, fees and other amounts hereunder shall be made on the basis of a year of 360 (or 365 or 366, as applicable, with respect to Discount or other amounts calculated by reference to the Base Rate) days for the actual number of days elapsed. Whenever any payment or deposit to be made hereunder shall be due on a day other than a Business Day, such payment or deposit shall be made on the next Business Day and such extension of time shall be included in the computation of such payment or deposit.

Section 1.7 Dividing or Combining Portions of the Capital of the Purchased Interest. The Seller may, on the last day of any Yield Period, pursuant to written notice delivered to the Collateral Agent and each Funding Agent in accordance with Section 6.2: (a) at least three (3) Business Days before such last day in the case of a Portion of Capital to be funded based upon the Eurodollar Rate and (b) at least two (2) Business Days before such last day in all other cases, either: (i) divide the Capital of the Purchased Interest into two or more portions (each a "Portion of Capital"), which Portions of Capital may accrue Discount by reference to different rates, equal, in aggregate, to the Capital of the Purchased Interest; provided, that after giving effect to such division the amount of each such Portion of Capital shall be not less than $5,000,000 and shall be an integral multiple of $1,000,000, or (ii) combine any two or more Portions of Capital outstanding on such last day and having Yield Periods ending on such last day into a single Portion of Capital equal to the aggregate of the Capital of such Portions of Capital.

Section 1.8 Increased Costs. If the Collateral Agent, any Purchaser, any Funding Agent, any other Program Support Provider or any of their respective Affiliates (each an "Affected Person") reasonably determines that the existence of or compliance with: (i) any law or regulation or any change therein or in the interpretation or application thereof, in each case adopted, issued or occurring after the date hereof, or (ii) any request, guideline or directive from any central bank or other Governmental Authority (whether or not having the force of law) issued or occurring after the date of this Agreement, affects or would affect the amount of capital required or expected to be maintained by such Affected Person, and such Affected Person determines that the amount of such capital is increased by or based upon the existence of any commitment to make purchases of (or

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otherwise to maintain the investment in) Pool Receivables related to this Agreement or any related liquidity facility, credit enhancement facility and other commitments of the same type, then, upon demand by such Affected Person (with a copy to the Collateral Agent), the Seller shall promptly pay to the Collateral Agent, for the account of such Affected Person, from time to time as specified by such Affected Person, additional amounts sufficient to compensate such Affected Person. A certificate as to such amounts submitted to the Seller and the Collateral Agent by such Affected Person shall be conclusive and binding for all purposes, absent manifest error. For avoidance of doubt, any accounting interpretation, including, without limitation, Accounting Research Bulletin No. 41, or any other interpretation of the Financial Accounting Standards Board ("FASB"), including FASB Interpretation No. 46: Consolidation of Variable Interest Entities, shall constitute an adoption, change, request or directive subject to this Section 1.8.

(b) If, due to either: (i) the introduction of or any change in or in the interpretation or application thereof of any law or regulation or (ii) compliance with any request, guideline or directive from any central bank or other Governmental Authority (whether or not having the force of law), there shall be any increase in the cost to any Affected Person of agreeing to purchase or purchasing, or maintaining the ownership of, the Purchased Interest in respect of which Discount is computed by reference to the Eurodollar Rate, then, upon demand by the Collateral Agent, for the account of such Affected Person, the Seller shall promptly pay to such Affected Person (with a copy to the Collateral Agent), from time to time as specified by such Affected Person, additional amounts sufficient to compensate such Affected Person for such increased costs. A certificate as to such amounts submitted to the Seller and the Collateral Agent by such Affected Person shall be conclusive and binding for all purposes, absent manifest error.

Section 1.9 Requirements of Law. If any Affected Person reasonably determines that the existence of or compliance with: (a) any law or regulation or any change therein or in the interpretation or application thereof, in each case adopted, issued or occurring after the date hereof, or (b) any request, guideline or directive from any central bank or other Governmental Authority (whether or not having the force of law) issued or occurring after the date of this Agreement:

(i) does or shall subject such Affected Person to any tax of any kind whatsoever with respect to this Agreement, any increase in the Purchased Interest or in the amount of Capital relating thereto, or does or shall change the basis of taxation of payments to such Affected Person on account of Collections, Discount or any other amounts payable hereunder (excluding taxes imposed on the overall pre-tax net income of such Affected Person, and franchise taxes imposed on such Affected Person, by the jurisdiction under the laws of which such Affected Person is organized or a political subdivision thereof),

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(ii) does or shall impose, modify or hold applicable any reserve, special deposit, compulsory loan or similar requirement against assets held by, or deposits or other liabilities in or for the account of, purchases, advances or loans by, or other credit extended by, or any other acquisition of funds by, any office of such Affected Person that are not otherwise included in the determination of the Eurodollar Rate or the Base Rate hereunder, or

(iii) does or shall impose on such Affected Person any other condition,

and the result of any of the foregoing is: (A) to increase the cost to such Affected Person of acting as Collateral Agent, Funding Agent or Committed Purchaser, or of agreeing to purchase or purchasing or maintaining the ownership of undivided percentage ownership interests with regard to the Purchased Interest (or interests therein) or any Portion of Capital, or (B) to reduce any amount receivable hereunder (whether directly or indirectly), then, in any such case, upon demand by such Affected Person, the Seller shall promptly pay to the Collateral Agent, for the account of such Affected Person, additional amounts necessary to compensate such Affected Person for such additional cost or reduced amount receivable. All such amounts shall be due and payable as incurred. A certificate from such Affected Person to the Seller and the Collateral Agent as to the amount of such additional costs or reduced amount receivable shall be conclusive and binding for all purposes, absent manifest error.

Section 1.10 <u>Inability to Determine Eurodollar Rate</u>. If any Funding Agent shall have determined before the first day of any Yield Period (which determination shall be conclusive and binding upon the parties hereto), by reason of circumstances affecting the interbank Eurodollar market, either that: (a) dollar deposits in the relevant amounts and for the relevant Yield Period are not available, (b) adequate and reasonable means do not exist for ascertaining the Eurodollar Rate for such Yield Period or (c) the Eurodollar Rate determined pursuant hereto does not accurately reflect the cost to the applicable Affected Person (as conclusively determined by such Funding Agent) of maintaining any Portion of Capital during such Yield Period, such Funding Agent shall promptly give telephonic notice of such determination, confirmed in writing, to the Seller before the first day of such Yield Period. Upon delivery of such notice: (i) no Portion of Capital shall be funded thereafter at the Alternate Rate determined by reference to the Eurodollar Rate unless and until such Funding Agent shall have given notice to the Seller that the circumstances giving rise to such determination no longer exist, and (ii) with respect to any outstanding Portions of Capital then funded at the Alternate Rate determined by reference to the Eurodollar Rate, such Alternate Rate shall automatically be converted to the Alternate Rate determined by reference to the Base Rate at the respective last days of the then-current Yield Periods relating to such Portions of Capital.

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Section 1.11 <u>Sharing of Payments, etc.</u> If any CP Conduit Purchaser or any Committed Purchaser (for purpose of this <u>Section 1.11</u> only, a "<u>Recipient</u>") shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) on account of any interest in the Purchased Interest owned by it in excess of its ratable share thereof, such Recipient shall forthwith purchase from the CP Conduit Purchasers and/or the Committed Purchasers entitled to a share of such amount participations in the percentage interests owned by such Persons as shall be necessary to cause such Recipient to share the excess payment ratably with each such other Person entitled thereto; <u>provided</u>, <u>however</u>, that if all or any portion of such excess payment is thereafter recovered from such Recipient, such purchase from each such other Person shall be rescinded and each such other Person shall repay to the Recipient the purchase price paid by such Recipient for such participation to the extent of such recovery, together with an amount equal to such other Person's ratable share (according to the proportion of (a) the amount of such other Person's required payment to (b) the total amount so recovered from the Recipient) of any interest or other amount paid or payable by the Recipient in respect of the total amount so recovered.

Section 1.12 <u>Expiration or Extension of Commitments</u> (a) The Seller may request the extension of any Committed Purchaser's Commitment Expiry Date for an additional period of up to three hundred and sixty four (364) days from time to time by providing the applicable Funding Agent with a written request for such extension no sooner than ninety (90) days, but no less than sixty (60) days prior to such Committed Purchaser's Commitment Expiry Date then in effect. The related Funding Agent shall provide written notice to each other Funding Agent and the Seller on or prior to the thirtieth (30th) day (the "<u>Consent Date</u>") following the applicable Funding Agent's actual receipt of such written request for extension of its desire to extend (any such Committed Purchaser an "<u>Extending Committed Purchaser</u>") or not to so extend (any such Committed Purchaser a "<u>Non-Extending Committed Purchaser</u>") such date.

(b) If less than 100% of Committed Purchasers consent to such extension, then the Seller may elect by written notice to the Funding Agents to either:

(i) Continue this receivables financing facility for such additional period with an aggregate Commitment equal to the then effective aggregate Commitment less the Commitment of the Non-Extending Committed Purchaser(s) (<u>provided</u> that the aggregate Commitments of the Extending Committed Purchasers is at least equal to 102% of the outstanding Capital); or

(ii) Require any such Non-Extending Committed Purchaser(s) and the related CP Conduit Purchaser(s) to execute a Transfer Supplement in accordance with <u>Section 6.3(e)</u> with respect to all of such Non-Extending Committed Purchaser(s)' Commitment and their other interests, rights and obligations under this Agreement to a Purchaser who consents thereto (in its sole discretion at such time) and shall assume such obligations upon its consent to assume such obligations; <u>provided</u> that (x) no such assignment shall conflict with any law, (y) such assignment shall be at the Seller's cost and expense, and (z) the

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purchase price to be paid to such Non-Extending Committed Purchaser shall be an amount equal to the Capital and accrued and unpaid Discount and Fees attributable to such Non-Extending Committed Purchaser and/or CP Conduit Purchaser and any other amounts payable to such Purchaser. Notwithstanding anything in this Agreement to the contrary, such a transfer of a Non-Extending Committed Purchaser's interest and the related CP Conduit Purchaser's interest pursuant to a Transfer Supplement shall be subject to the consent of the Funding Agents (not to be unreasonably withheld).

Section 1.13 Addition of Purchasers. The Seller may, with the written consent of the Funding Agents, add additional Persons as Purchasers (either to an existing group of related Purchasers or by creating a new group of related Purchasers and a Funding Agent) or cause an existing Purchaser to increase its Commitment in connection with a corresponding increase in the Purchase Limit; provided, however, that the Commitment of any Purchaser may only be increased with the consent of such Purchaser. Each new Purchaser (or group of related Purchasers) and each Purchaser increasing its Commitment shall become a party hereto or increase its Commitment, as the case may be, by executing and delivering to each Funding Agent and the Seller an Assumption Agreement (each, an "Assumption Agreement") in the form of Exhibit VI hereto (which Assumption Agreement shall, in the case of any new Purchaser or Purchasers be executed by each Person (including the related Funding Agent) in such new Purchaser's group of related Purchasers).

Section 1.14 Obligations Several. Each Committed Purchaser's obligation hereunder shall be several, such that the failure of any Committed Purchaser to make a payment in connection with any purchase hereunder shall not relieve any other Committed Purchaser of its obligation hereunder to make payment for any purchase. Further, if any Committed Purchaser fails to satisfy its obligation to make a purchase as required hereunder, upon receipt of notice of such failure from the relevant Funding Agent, subject to the limitations set forth herein, the non-defaulting Committed Purchasers in such defaulting Committed Purchaser's group of related Purchasers shall purchase the defaulting Committed Purchaser's portion of the related purchase pro rata in proportion to their relative Commitments (determined without regard to the Commitment of the defaulting Committed Purchaser; it being understood that a defaulting Committed Purchaser's Commitment of any purchase shall be first put to the Committed Purchasers related to such defaulting Purchaser and thereafter if there are no other Committed Purchasers in such related group or if such other Committed Purchasers are also defaulting Committed Purchasers, then such defaulting Committed Purchaser's portion of such purchase shall be put to each other group of

Purchasers ratably and applied in accordance with this Section 1.14). Notwithstanding anything in this Section 1.14 to the contrary, no Committed Purchaser shall be required to make a purchase pursuant to this paragraph for an amount which would cause the aggregate Capital of such Committed Purchaser (after giving effect to such purchase) to exceed its Commitment.

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ARTICLE II
REPRESENTATIONS AND WARRANTIES; COVENANTS; TERMINATION EVENTS

Section 2.1 <u>Representations and Warranties; Covenants</u>. Each of the Seller, Sequa and the Servicer hereby makes the representations and warranties, and hereby agrees to perform and observe the covenants, applicable to it set forth in <u>Exhibits III</u> and <u>IV</u>, respectively.

Section 2.2 <u>Termination Events</u> If any of the Termination Events set forth in <u>Exhibit V</u> shall occur, the Funding Agents may, by notice to the Seller and the Collateral Agent, declare the Facility Termination Date to have occurred (in which case the Facility Termination Date shall be deemed to have occurred); <u>provided</u>, that automatically upon the occurrence of any event (without any requirement for the passage of time or the giving of notice) described in <u>paragraph (f)</u> of <u>Exhibit V</u>, the Facility Termination Date shall occur. Upon any such declaration, occurrence or deemed occurrence of the Facility Termination Date, each Purchaser, each Funding Agent and the Collateral Agent shall have, in addition to the rights and remedies that they may have under this Agreement, all other rights and remedies provided after default under the New York UCC and under other applicable law, which rights and remedies shall be cumulative.

ARTICLE III
INDEMNIFICATION

Section 3.1 <u>Indemnities by the Seller</u>. Without limiting any other rights that the Collateral Agent, any Purchaser, any Funding Agent, any Program Support Provider or any of their respective Affiliates, employees, officers, directors, agents, counsel, successors, transferees or assigns (each, an '<u>Indemnified Party</u>") may have hereunder or under applicable law, the Seller hereby agrees to indemnify each Indemnified Party from and against any and all claims, damages, expenses, costs, losses and liabilities (including Attorney Costs) (all of the foregoing being collectively referred to as '<u>Indemnified Amounts</u>") arising out of or resulting from this Agreement (whether directly or indirectly), the use of proceeds of purchases or reinvestments, the ownership of the Purchased Interest, or any interest therein, or in respect of any Receivable, Related Security or Contract, excluding, however: (a) Indemnified Amounts to the extent resulting from gross negligence or willful misconduct on the part of such Indemnified Party or its officers, directors, agents (including any successor Servicer appointed by the Funding Agents pursuant to <u>Section 4.1(a)</u> or counsel,

(b) recourse (except as otherwise specifically provided in this Agreement) for uncollectible Receivables, or (c) any overall net income taxes or franchise taxes imposed on such Indemnified Party by the jurisdiction under the laws of which such Indemnified Party is organized or any political subdivision thereof. Without limiting or being limited by the foregoing, and subject to the exclusions set forth in the preceding sentence, the Seller shall pay on demand to each Indemnified Party any and all amounts necessary to indemnify such Indemnified Party from and against any and all Indemnified Amounts relating to or resulting from any of the following:

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(i) the failure of any Receivable included in the calculation of the Net Receivables Pool Balance as an Eligible Receivable to be an Eligible Receivable, the failure of any information contained in a Monthly Report to be true and correct, or the failure of any other information provided to any Purchaser, any Funding Agent or the Collateral Agent with respect to Receivables or this Agreement to be true and correct,

(ii) the failure of any representation, warranty or statement made or deemed made by the Seller (or any of its officers) under or in connection with this Agreement to have been true and correct as of the date made or deemed made in all respects when made,

(iii) the failure by the Seller to comply with any applicable law, rule or regulation with respect to any Pool Receivable or the related Contract, or the failure of any Pool Receivable or the related Contract to conform to any such applicable law, rule or regulation,

(iv) the failure to vest in the Collateral Agent (for the benefit of the Purchasers) a valid and enforceable: (A) perfected undivided percentage ownership interest, to the extent of the Purchased Interest, in the Receivables in, or purporting to be in, the Receivables Pool and the other Pool Assets, or (B) first priority perfected security interest in the Pool Assets, in each case, free and clear of any Adverse Claim,

(v) the failure to have filed, or any delay in filing, financing statements or other similar instruments or documents under the UCC of any applicable jurisdiction or other applicable laws with respect to any Receivables in, or purporting to be in, the Receivables Pool and the other Pool Assets, whether at the time of any purchase or reinvestment or at any subsequent time,

(vi) any dispute, claim, offset or defense (other than discharge in bankruptcy of the Obligor) of the Obligor to the payment of any Receivable in, or purporting to be in, the Receivables Pool (including a defense based on such Receivable or the related Contract not being a legal, valid and binding obligation of such Obligor enforceable against it in accordance with its terms), or any other claim resulting from the sale of the goods or services related to such Receivable or the furnishing or failure to furnish such goods or services or relating to collection activities with respect to such Receivable (if such collection activities were performed by the Seller or any of its Affiliates acting as Servicer or by any agent or independent contractor retained by the Seller or any of its Affiliates),

(vii) any failure of the Seller (or any of its Affiliates acting as the Servicer) to perform its duties or obligations in accordance with the provisions hereof or under the Contracts,

(viii) any products liability or other claim, investigation, litigation or proceeding arising out of or in connection with merchandise, insurance or services that are the subject of any Contract,

(ix) the commingling of Collections at any time with other funds,

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(x) the use of proceeds of purchases or reinvestments, or

(xi) any reduction in Capital as a result of the distribution of Collections pursuant to Section 1.4(d), if all or a portion of such distributions shall thereafter be rescinded or otherwise must be returned for any reason.

Section 3.2 <u>Indemnities by the Servicer</u>. Without limiting any other rights that the Collateral Agent, any Purchaser, any Funding Agent or any other Indemnified Party may have hereunder or under applicable law, the Servicer hereby agrees to indemnify each Indemnified Party from and against any and all Indemnified Amounts arising out of or resulting from (whether directly or indirectly): (a) the failure of any information contained in a Monthly Report to be true and correct, or the failure of any other information provided to the Collateral Agent, any Purchaser or any Funding Agent by, or on behalf of, the Servicer to be true and correct, (b) the failure of any representation, warranty or statement made or deemed made by the Servicer (or any of its officers) under or in connection with this Agreement to have been true and correct in all respects as of the date made or deemed made, (c) the failure by the Servicer to comply with any applicable law, rule or regulation with respect to any Pool Receivable or the related Contract, (d) any dispute, claim, offset or defense of the Obligor to the payment of any Receivable in, or purporting to be in, the Receivables Pool resulting from or related to the collection activities with respect to such Receivable, or (e) any failure of the Servicer to perform its duties or obligations in accordance with the provisions hereof.

Section 3.3 <u>Defense of Claims</u>. (a) Promptly after the receipt by an Indemnified Party or Parties of a notice of the commencement of any action, suit, proceeding, investigation or claim against such Indemnified Party or Parties as to which it proposes to demand indemnification from the Seller or Servicer (either or both such parties, as applicable, the "<u>Indemnifying Party</u>" or "<u>Parties</u>") pursuant to Section 3.1 or 3.2, as applicable, such Indemnified Party or Parties shall notify the Indemnifying Party or Parties in writing of the commencement thereof; but the failure so to notify the Indemnifying Party or Parties will not relieve such Indemnifying Party or Parties from any liability which such Indemnifying Party or Parties may have to such Indemnified Party or Parties pursuant to Section 3.1 or 3.2, as applicable, unless and to the extent that such failure results in a material impairment of the Indemnifying Party or Parties ability to defend such action, suit, proceeding, investigation or claim in accordance with the terms of this Section 3.3. After such notice, if (i) an Indemnifying Party or Parties shall acknowledge (without prejudice to any exclusion of Indemnified Amounts as a result of an Indemnified Party's gross negligence or willful misconduct pursuant to Section 3.1 or 3.2) in writing to such Indemnified Party or Parties that such Indemnifying Party or Parties shall be obligated to indemnify such Indemnified Party or Parties for any Indemnified Amounts described in Section 3.1 or 3.2, as applicable, with respect to such action, suit, proceeding, investigation or claim, (ii) the defendants in, or targets of, any such action, suit, proceeding, investigation or claim include both the Indemnifying Party or Parties and any such Indemnified Party or Parties, and (iii) no Termination Event or Unmatured Termination Event shall have occurred and be continuing, the Indemnifying Party or Parties, to the extent that it or

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they shall wish, jointly with such Indemnified Party or Parties, shall be entitled to participate therein in defense of such action, suit, proceeding or investigation, and the Indemnifying Party or Parties and such Indemnified Party or Parties shall cooperate in the defense thereof and shall retain counsel reasonably satisfactory to the Indemnifying Party or Parties and such Indemnified Party or Parties to undertake the joint defense of such Indemnifying Party or Parties and such Indemnified Party or Parties at such Indemnifying Party's or Parties' cost, risk and expense. If (i) in the reasonable opinion of such Indemnified Party or Parties, the engagement of such counsel would present a conflict of interest that would prevent such counsel from effectively undertaking such joint defense, (ii) such Indemnified Party or Parties reasonably conclude that there may be legal defenses available to it or them that are different from or in addition to those available to such Indemnifying Party or Parties, (iii) such Indemnifying Party or Parties fail to employ counsel reasonably satisfactory to such Indemnified Party or Parties in a timely manner, or (iv) if a Termination Event or Unmatured Termination Event shall have occurred and be continuing, then such Indemnified Party or Parties may employ separate counsel to represent or defend it or them in any such action, suit, proceeding or investigation and such Indemnifying Party or Parties shall pay all fees, expenses and disbursements of such counsel; provided, however, that in no event shall such Indemnifying Party or Parties be liable for the fees, expenses and disbursements of more than one counsel representing all Indemnified Parties that are related to the same Funding Agent and that are parties to the same action, suit, proceeding, investigation or claim.

(b) No Indemnifying Party shall (i) without the prior written consent of the relevant Indemnified Party or Parties (which consent shall not be unreasonably withheld or delayed) settle or compromise or consent to the entry of any judgment with respect to any pending action, suit, proceeding, investigation or claim in respect to which indemnification or contribution may be sought hereunder (whether or not the relevant Indemnified Party or Parties are actual or potential parties to such claim) unless such settlement, compromise or consent includes an unconditional release of each relevant Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or (ii) be liable for any settlement of any such action affected without its written consent (which consent shall not be unreasonably withheld or delayed), but if settled with its written consent or if there be a final judgment in favor of the plaintiff in any action, the Indemnifying Parties agree to indemnify and hold harmless any Indemnified Party from and against any indemnified amounts (subject to the terms of Sections 3.1 and 3.2) relating thereto.

In the event of any dispute between any Indemnified Party or Parties, on the one hand, and any Indemnifying Party, on the other hand, as to whether such Indemnifying Party or Indemnified Party is acting reasonably in objecting to any proposed settlement, compromise or consent, such dispute shall be resolved through binding arbitration in New York, New York in accordance with the commercial arbitration rules of the American Arbitration Association. There shall be a single arbitrator to be selected by mutual agreement of such Indemnified Party or Parties and such Indemnifying Party or Parties (or if such parties cannot agree on an arbitrator, by an arbitrator selected by a federal or state court located in the City of New York). Any such arbitration must be commenced not later than 30 days after the date such dispute arose.

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ARTICLE IV
ADMINISTRATION AND COLLECTIONS

Section 4.1   Appointment of the Servicer. (a) The servicing, administering and collection of the Pool Receivables shall be conducted by the Person so designated from time to time as the Servicer in accordance with this Section 4.1. Until the Funding Agents give notice to Sequa (in accordance with this Section 4.1) of the designation of a new Servicer, Sequa is hereby designated as, and hereby agrees to perform the duties and obligations of, the Servicer pursuant to the terms hereof. Upon the occurrence of a Termination Event, the Funding Agents may designate as Servicer any Person (including itself) to succeed Sequa or any successor Servicer, on the condition in each case that any such Person so designated shall agree to perform the duties and obligations of the Servicer pursuant to the terms hereof.

(b) Upon the designation of a successor Servicer as set forth in clause (a) above, Sequa agrees that it will terminate its activities as Servicer hereunder in a manner that the Funding Agents determine will facilitate the transition of the performance of such activities to the new Servicer, and Sequa shall cooperate with and assist such new Servicer. Such cooperation shall include access to and transfer of related records and use by the new Servicer of all licenses, hardware or software necessary or desirable to collect the Pool Receivables and the Related Security.

(c) Sequa acknowledges that, in making their decision to execute and deliver this Agreement, the Collateral Agent, each Purchaser and each Funding Agent have relied on Sequa's agreement to act as Servicer hereunder. Accordingly, Sequa agrees that it will not voluntarily resign as Servicer.

(d) The Servicer may delegate its duties and obligations hereunder to any subservicer (each a "Sub-Servicer"); provided, that, in each such delegation: (i) such Sub-Servicer shall agree in writing to perform the duties and obligations of the Servicer pursuant to the terms hereof, (ii) the Servicer shall remain primarily liable for the performance of the duties and obligations so delegated, (iii) the Seller, the Collateral Agent, each Purchaser and each Funding Agent shall have the right to look solely to the Servicer for performance, and (iv) the terms of any agreement with any Sub-Servicer shall provide that the Funding Agents may terminate such agreement upon the termination of the Servicer hereunder by giving notice of its desire to terminate such agreement to the Servicer (and the Servicer shall provide appropriate notice to each such Sub-Servicer); provided, however, that if any such delegation is to any Person other than an Originator, each Funding Agent shall have consented in writing in advance to such delegation.

Section 4.2 Duties of the Servicer. The Servicer shall take or cause to be taken all such action as may be necessary or advisable to administer and collect each Pool Receivable from time to time, all in accordance with this Agreement and all applicable laws, rules and regulations, with reasonable care and diligence, and in accordance with the Credit and Collection Policies. The Servicer shall set aside, for the accounts of the Seller and the Purchasers, the

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amount of the Collections to which each is entitled in accordance with Article I. The Servicer may, in accordance with the applicable Credit and Collection Policy, extend the maturity of any Pool Receivable (but not beyond 30 days) and extend the maturity or adjust the Outstanding Balance of any Defaulted Receivable as the Servicer may determine to be appropriate to maximize Collections thereof; provided, however, that: (i) such extension or adjustment shall not alter the status of such Pool Receivable as a Delinquent Receivable or a Defaulted Receivable or limit the rights of any Purchaser, any Funding Agent or the Collateral Agent under this Agreement and (ii) if a Termination Event has occurred and Sequa or an Affiliate thereof is serving as the Servicer, Sequa or such Affiliate may make such extension or adjustment only upon the prior written approval of each Funding Agent. The Seller shall deliver to the Servicer and the Servicer shall hold for the benefit of the Seller and the Collateral Agent (individually and for the benefit of the Purchasers and the Funding Agents), in accordance with their respective interests, all records and documents (including computer tapes or disks) with respect to each Pool Receivable. Notwithstanding anything to the contrary contained herein, the Funding Agents may direct the Servicer (whether the Servicer is Sequa or any other Person) to commence or settle any legal action to enforce collection of any Pool Receivable or to foreclose upon or repossess any Related Security.

(b) The Servicer shall, as soon as practicable following actual receipt of collected funds, turn over to the Seller the collections of any indebtedness that is not a Pool Receivable, less, if Sequa or an Affiliate thereof is not the Servicer, all reasonable and appropriate out-of-pocket costs and expenses of such Servicer of servicing, collecting and administering such collections. The Servicer, if other than Sequa or an Affiliate thereof, shall, as soon as practicable upon demand, deliver to the Seller all records in its possession that evidence or relate to any indebtedness that is not a Pool Receivable, and copies of records in its possession that evidence or relate to any indebtedness that is a Pool Receivable.

(c) The Servicer's obligations hereunder shall terminate on the later of: (i) the Facility Termination Date and (ii) the date on which all amounts required to be paid to the Purchasers, the Funding Agents, the Collateral Agent and any other Indemnified Party or Affected Person hereunder shall have been paid in full.

After such termination, if Sequa or an Affiliate thereof was not the Servicer on the date of such termination, the Servicer shall promptly deliver to the Seller all books, records and related materials that the Seller previously provided to the Servicer, or that have been obtained by the Servicer, in connection with this Agreement.

Section 4.3 Establishment and Use of Certain Accounts. (a) Prior to the initial Purchase hereunder, the Seller shall have entered into Lock-Box Agreements establishing the Lock-Box Accounts listed on Schedule II with all of the Lock-Box Banks, and shall have delivered original counterparts thereof to each Funding Agent.

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(b) The Servicer agrees to establish the Concentration Accounts on or prior to the initial purchase hereunder. The Concentration Accounts shall be used to accept the transfer of Collections of Pool Receivables from the Lock-Box Accounts pursuant to Section 1.4(b) and for such other purposes described in the Transaction Documents.

(c) The Servicer agrees to establish the Liquidation Account on or prior to initial purchase hereunder. The Liquidation Account shall be used to receive transfers of certain amounts of Collections of Pool Receivables prior to the applicable Settlement Date and for such other purposes described in the Transaction Documents. No funds other than those transferred in accordance with Section 1.4 shall be intentionally transferred into the Liquidation Account.

(d) Any amounts in the Liquidation Account or the Concentration Accounts, as the case may be, may be invested by the Liquidation Account Bank or Concentration Account Banks, respectively, at Servicer's direction, in Permitted Investments, so long as the Collateral Agent's interest (on behalf of the Purchasers) in such Permitted Investments is perfected and such Permitted Investments are not subject to any Adverse Claims (other than those in favor of the Collateral Agent (for the benefit of the Purchasers) provided hereunder).

(e) Upon the occurrence and during the continuation of a Termination Event or an Unmatured Termination Event, the Collateral Agent with the consent or at the direction of the Funding Agents, may at any time thereafter give notice to each Lock-Box Bank, each Concentration Account Bank and the Liquidation Account Bank that the Collateral Agent is exercising its rights under the Lock-Box Agreements, the Concentration Account Agreements and the Liquidation Account Agreement, as applicable, to do any or all of the following: (i) to have the exclusive ownership and control of the Lock-Box Accounts, the Concentration Accounts and the Liquidation Account transferred to the Collateral Agent or its designee and to exercise exclusive dominion and control over the funds deposited therein, (ii) to have the proceeds that are sent to the respective Lock-Box Accounts redirected pursuant to the Collateral Agent's instructions rather than deposited in the applicable Lock-Box Account, and (iii) to take any or all other actions permitted under the applicable Lock-Box Agreement, the Concentration Account Agreements and the Liquidation Account Agreement. The Seller hereby agrees that if the Collateral Agent at any time takes any action set forth in the preceding sentence, the Collateral Agent shall have exclusive control of the proceeds (including Collections) of all Pool Receivables and the Seller hereby further agrees to take any other action that the Collateral Agent or any Funding Agent may reasonably request to transfer such control. Any proceeds of Pool Receivables received by the Seller or the Servicer thereafter shall be sent immediately to the Collateral Agent. The parties hereto hereby acknowledge that if at any time the Collateral Agent takes control of any Lock-Box Account, any Concentration Account and/or the Liquidation Account, the Collateral Agent shall not have any rights to the funds therein in excess of the unpaid amounts due to the Collateral Agent, any Purchaser, any Funding Agent or any other Person hereunder, and the Collateral Agent shall distribute or cause to be distributed such funds in accordance with Section 4.2(b) and Article I (in each case as if such funds were held by the Servicer thereunder).

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Section 4.4 Enforcement Rights. (a) At any time following the occurrence and during the continuation of a Termination Event or an Unmatured Termination Event, the Collateral Agent may, and at the request of the Funding Agents, shall:

(i) direct the Obligors that payment of all amounts payable under any Pool Receivable is to be made directly to the Collateral Agent or its designee,

(ii) give notice of its interest (on behalf of the Purchasers) in Pool Receivables to each Obligor, which notice may direct that payments of all amounts payable under any Pool Receivable are to be made directly to the Collateral Agent or its designee, and

(iii) request the Servicer to, and upon such request the Servicer shall: (A) assemble all of the records necessary or desirable to collect the Pool Receivables and the Related Security, and transfer or license to a successor Servicer the use of all software necessary or desirable to collect the Pool Receivables and the Related Security, and make the same available to the Collateral Agent or its designee at a place selected by the Collateral Agent, and (B) segregate all cash, checks and other instruments received by it from time to time constituting Collections in a manner acceptable to the Funding Agents and, promptly upon receipt, remit all such cash, checks and instruments, duly endorsed or with duly executed instruments of transfer, to the Collateral Agent or its designee.

(b) The Seller hereby authorizes the Collateral Agent, and irrevocably appoints the Collateral Agent as its attorney-in-fact with full power of substitution and with full authority in the place and stead of the Seller, which appointment is coupled with an interest, to take any and all steps in the name of the Seller and on behalf of the Seller necessary or desirable, in the determination of the Collateral Agent, with the consent or at the direction of the Funding Agents, after the occurrence and during the continuation of a Termination Event or an Unmatured Termination Event, to collect any and all amounts or portions thereof due under any and all Pool Assets, including endorsing the name of the Seller on checks and other instruments representing Collections and enforcing such Pool Assets. Notwithstanding anything to the contrary contained in this clause (b), none of the powers conferred upon such attorney-in-fact pursuant to the preceding sentence shall subject such attorney-in-fact to any liability if any action taken by it shall prove to be inadequate or invalid, nor shall they confer any obligations upon such attorney-in-fact in any manner whatsoever.

Section 4.5 Responsibilities of the Seller. (a) Notwithstanding anything to the contrary contained in this Agreement, the Seller shall pay when due any taxes, including any sales taxes payable in connection with the Pool Receivables and their creation and satisfaction. None of the Collateral Agent, the Purchasers or the Funding Agents shall have any obligation or liability with respect to any Pool Asset, nor shall any of them be obligated to perform any of the obligations of the Seller, Sequa or an Originator thereunder.

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(b) Sequa hereby irrevocably agrees that if at any time it shall cease to be the Servicer Hereunder, it shall act (if the then-current Servicer so requests) as the data-processing agent of the Servicer and, in such capacity, Sequa shall conduct the data-processing functions of the administration of the Receivables and the Collections thereon in substantially the same way that Sequa conducted such data-processing functions while it acted as the Servicer.

Section 4.6 Servicing Fee. (a) Subject to clause (b) below, the Servicer shall be paid a fee equal to 1.0% per annum (the "Servicing Fee Rate") of the daily average aggregate Outstanding Balance of the Pool Receivables. The Purchaser's Share of such fee shall be paid through the distributions contemplated by Section 1.4(d), and the Seller's Share of such fee shall be paid by the Seller.

(b) If the Servicer ceases to be Sequa or an Affiliate thereof, the servicing fee shall be the greater of: (i) the amount calculated pursuant to clause (a) above, and (ii) an alternative amount specified by the successor Servicer not to exceed 100% of the aggregate reasonable costs and expenses incurred by such successor Servicer in connection with the performance of its obligations as Servicer. The Purchasers' share of such fee shall be paid through the distributions contemplated by Section 1.4(d) and the Seller's share of such fee shall be paid by the Seller.

ARTICLE V
THE AGENTS

Section 5.1 Appointment and Authorization. (a) Each Purchaser and Funding Agent (including) each Purchaser and Funding Agent that may from time to time become a party hereto) hereby irrevocably designates and appoints BNS as the "Collateral Agent" hereunder and authorizes the Collateral Agent to take such actions and to exercise such powers as are delegated to the Collateral Agent hereby and to exercise such other powers as are reasonably incidental thereto, and taking all such action by it thereunder for the benefit of the Purchasers and Funding Agents pursuant to the terms thereof. The Collateral Agent shall hold, in its name, for the benefit of each Purchaser, ratably, the Purchased Interest. The Collateral Agent shall not have any duties other than those expressly set forth herein or any fiduciary relationship with any Purchaser or Funding Agent, and no implied obligations or liabilities shall be read into this Agreement or any other Transaction Document, or otherwise exist, against the Collateral Agent. The Collateral Agent does not assume, nor shall it be deemed to have assumed, any obligation to, or relationship of trust or agency with, the Seller or Servicer. Notwithstanding any provision of this Agreement or any other Transaction Document to the contrary, in no event shall the Collateral Agent ever be required to take any action which exposes the Collateral Agent to personal liability or which is contrary to the provision of any Transaction Document or applicable law.

(b) Each Purchaser hereby irrevocably designates and appoints the respective institution Identified as the Funding Agent for such Purchaser on the signature pages hereto or in any agreement pursuant to which such Purchaser becomes a party hereto, and each authorizes such Funding Agent to take such action on its behalf under the provisions of this Agreement and to exercise such powers and perform such duties as are expressly delegated to such Funding Agent by the terms of this Agreement, if any, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, no Funding Agent shall have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Purchaser or other Funding Agent or the Collateral Agent, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on the part of such Funding Agent shall be read into this Agreement or otherwise exist against such Funding Agent.

(c) Except as otherwise specifically provided in this Agreement, the provisions of this Article V are solely for the benefit of the Funding Agents, the Collateral Agent and the Purchasers, and none of the Seller or Servicer shall have any rights as a third-party beneficiary or otherwise under any of the provisions of this Article V, except that this Article V shall not affect any obligations which any Funding Agent, the Collateral Agent or any Purchaser may have to the Seller or the Servicer under the other provisions of this Agreement. Furthermore, no Purchaser shall have any rights as a third-party beneficiary or otherwise under any of the provisions hereof in respect of a Funding Agent which is not the Funding Agent for such Purchaser.

(d) In performing its functions and duties hereunder, the Collateral Agent shall act solely as the agent of the Purchasers and the Funding Agents and the Collateral Agent and does not assume nor shall be deemed to have assumed any obligation or relationship of trust or agency with or for the Seller or Servicer or any of their successors and assigns. In performing its functions and duties

hereunder, each Funding Agent shall act solely as the agent of its respective Purchasers and does not assume nor shall be deemed to have assumed any obligation or relationship of trust or agency with or for the Seller, the Servicer, any other Purchaser, any other Funding Agent or the Collateral Agent, or any of their respective successors and assigns.

Section 5.2 Delegation of Duties. The Collateral Agent may, with the consent of the Funding Agents, execute any of its duties through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Collateral Agent shall not be responsible to the Funding Agents or any Purchaser for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.

Section 5.3 Exculpatory Provisions. None of the Funding Agents, the Collateral Agent or any of their directors, officers, agents or employees shall be liable for any action taken or omitted (i) with the consent or at the direction of the Purchasers (or in the case of any Funding Agent, the Purchasers relating to such Funding Agent) that have a majority of the aggregate Commitment of the Purchasers or the Funding Agents or (ii) in the absence of such Person's gross regligence or willful misconduct. The Collateral Agent shall not be responsible to any Purchaser or Funding Agent for (I) any recitals, representations, warranties or other statements made by the Seller, Servicer, any Originator or any of their Affiliates, (ii) the value, validity, effectiveness, genuineness, enforceability or sufficiency of any Transaction Document, (iii) any failure of the Seller, the Servicer, any Originator or any of their Affiliates to perform any obligation it may have under any Transaction Document to which it is a party or (iv) the satisfaction of any condition specified in Exhibit II. The Collateral Agent shall not have any obligation to any Purchaser or Funding Agent to ascertain or inquire about the observance or performance of any agreement contained in any Transaction Document or to inspect the properties, books or records of the Seller, Servicer, any Originator or any of their Affiliates.

Section 5.4 Reliance by Agents. (a) Each Funding Agent and the Collateral Agent shall in all cases be entitled to rely, and shall be fully protected in relying, upon any document or other writing or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person and upon advice and statements of legal counsel (including counsel to the Seller), independent accountants and other experts selected by the Collateral Agent or any such Funding Agent. Each Funding Agent and the Collateral Agent shall in all cases be fully justified in failing or refusing to take any action under any Transaction Document unless it shall first receive such advice or concurrence of the Purchasers (or in the case of any Funding Agent, the Purchasers relating to such Funding Agent) that have a majority of the aggregate Commitment of all such Purchasers, and assurance of its indemnification, as it deems appropriate.

(b) With regard to the Purchasers and the Funding Agents, the Collateral Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement in accordance with a request of the Purchasers or the Funding Agents, and such request and any action taken or failure to act pursuant thereto shall be binding upon all Purchasers, the Collateral Agent and Funding Agents.

(c) Related Purchasers within any group of Purchasers that have a common Funding Agent and that have a majority of the Commitment of all such related Purchasers shall be entitled to request or direct the related Funding Agent to take action, or refrain from taking action, under this Agreement on behalf of such Purchasers. With regard to the Purchasers and the Funding Agents, such Funding Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement in accordance with a request of such majority Purchasers, and such request and any action taken or failure to act pursuant thereto shall be binding upon all of such Funding Agent's related Purchasers.

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(d) Unless otherwise advised in writing by a Funding Agent or by any Purchaser on whose behalf such Funding Agent is purportedly acting, each party to this Agreement may assume that (i) such Funding Agent is acting for the benefit of each of the Purchasers for which such Funding Agent is identified herein (or in any Assumption Agreement or Transfer Supplement) as being the Funding Agent, as well as for the benefit of each assignee or other transferee from any such Person, and (ii) each action taken by such Funding Agent has been duly authorized and approved by all necessary action on the part of the Purchasers on whose behalf it is purportedly acting. Each Funding Agent and its Purchaser(s) shall agree amongst themselves as to the circumstances and procedures for removal, resignation and replacement of such Funding Agent.

Section 5.5 Notice of Termination Events. Neither any Funding Agent nor the Collateral Agent shall be deemed to have knowledge or notice of the occurrence of any Termination Event or Unmatured Termination Event unless such Person has received notice from any Purchaser, any Funding Agent, the Servicer or the Seller stating that a Termination Event or Unmatured Termination Event has occurred hereunder and describing such Termination Event or Unmatured Termination Event. If the Collateral Agent receives such a notice, it shall promptly give notice thereof to each Funding Agent whereupon each such Funding Agent shall promptly give notice thereof to its Purchasers. If a Funding Agent receives such a notice (other than from the Collateral Agent), it shall promptly give notice thereof to the Collateral Agent. The Collateral Agent shall take such action concerning a Termination Event or Unmatured Termination Event as may be directed by the Funding Agents unless such action otherwise requires the consent of all Purchasers), but until the Collateral Agent receives such directions, the Collateral Agent may (but shall not be obligated to) take such action, or refrain from taking such action, as the Collateral Agent deems advisable and in the best interests of the Purchasers and Funding Agents.

Section 5.6 Non-Reliance on Collateral Agent, Funding Agents and Other Purchasers. Each Purchaser expressly acknowledges that none of the Collateral Agent, the Funding Agents nor any of their respective officers, directors, employees, agents, attorneys-in-fact or Affiliates has made any representations or warranties to it and that no act by the Collateral Agent, or any Funding Agent hereafter taken, including any review of the affairs of the Seller, Servicer or any Originator, shall be deemed to constitute any representation or warranty by the Collateral Agent or such Funding Agent, as applicable. Each Purchaser represents and warrants to the Collateral Agent and the Funding Agents that, independently and without reliance upon the Collateral Agent, Funding Agents or any other Purchaser and based on such documents and information as it has deemed appropriate, it has made and will continue to make its own appraisal of and investigation into the business, operations, property, prospects, financial and other conditions and creditworthiness of the Seller, Servicer or the Originators, and the Receivables and its own decision to enter into this Agreement and to take, or omit, action under any Transaction Document. Except for items specifically required to be delivered hereunder, the Collateral Agent shall not have any duty or responsibility to provide any Funding Agent with any information concerning the Seller, Servicer or the Originators or any of their Affiliates that comes into the possession of the Collateral Agent or any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates.

Section 5.7 <u>Collateral Agent, Funding Agents and Purchasers</u>. Each of the Purchasers, the Collateral Agent, the Funding Agents and their Affiliates may extend credit to, accept deposits from and generally engage in any kind of banking, trust, debt, entity or other business with the Seller, Sequa, the Servicer or any Originator or any of their Affiliates. With respect to the acquisition of the Eligible Receivables pursuant to this Agreement, each of the Funding Agents and the Collateral Agent shall have the same rights and powers under this Agreement as any Purchaser and may exercise the same as though it were not such an agent, and the terms "Purchaser" and "Purchasers" shall include each of the Funding Agents and the Collateral Agent in their individual capacities.

Section 5.8 <u>Indemnification</u>. Each Committed Purchaser shall indemnify and hold harmless the Collateral Agent (but solely in its capacity as Collateral Agent) and its officers, directors, employees, representatives and agents (to the extent not reimbursed by the Seller or Servicer and without limiting the obligation of the Seller or Servicer to do so), ratably in accordance with their respective Commitments from and against any and all liabilities, obligations, losses, damages, penalties, judgments, settlements, costs, expenses and disbursements of any kind whatsoever (including in connection with any investigative or threatened proceeding, whether or not the Collateral Agent or such Person shall be designated a party thereto) that may at any time be imposed on, incurred by or asserted against the Collateral Agent or such Person as a result of, or related to, any of the transactions contemplated by the Transaction Documents or the execution, delivery or performance of the Transaction Documents or any other document furnished in connection therewith (but excluding any such liabilities, obligations, losses, damages, penalties, judgments, settlements, costs, expenses or disbursements resulting solely from the gross negligence or willful misconduct of the Collateral Agent or such Person as finally determined by a court of competent jurisdiction); <u>provided</u>, that in the case of each Purchaser that is a commercial paper conduit, such indemnity shall be provided solely to the extent of amounts received by such Purchaser under this Agreement which exceed the amounts required to repay such Purchaser's outstanding Notes. Notwithstanding anything in this <u>Section 5.8</u> to the contrary, each of the Collateral Agent, each Funding Agent and each Purchaser hereby covenants and agrees that it shall not institute against, or join any other Person in instituting against, any CP Conduit Purchaser any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding or other proceedings under any federal or state bankruptcy or similar law, for one year and a day after the latest maturing Note issued by such CP Conduit Purchaser is paid in full.

Section 5.9 Successor Collateral Agent. The Collateral Agent may, upon at least thirty (30) days notice to the Seller and each Purchaser and Funding Agent, resign as Collateral Agent. Such resignation shall not become effective until a successor Collateral Agent is appointed by the Funding Agents (and, unless such appointment is to an existing Funding Agent or Purchaser, such successor Collateral Agent has been consented to by the Seller, such consent not to be unreasonably withheld or delayed) and has accepted such appointment. Upon such acceptance of its appointment as Collateral Agent hereunder by a successor Collateral Agent, such successor Collateral Agent shall succeed to and become vested with all the rights and duties of the retiring Collateral Agent, and the retiring Collateral Agent shall be discharged from its duties and obligations under the Transaction Documents. After any retiring Collateral Agent's resignation hereunder, the provisions of Sections 3.1 and 3.2 and this Article V shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Collateral Agent.

ARTICLE VI
MISCELLANEOUS

Section 6.1 Amendments, Etc. No amendment or waiver of any provision of this Agreement or any other Transaction Document, or consent to any departure by the Seller or the Servicer therefrom, shall be effective unless in a writing signed by each Funding Agent, and, in the case of any amendment, by the other parties thereto; and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that if required pursuant to the terms of any CP Conduit Purchaser's securitization program, no such material amendment or waiver shall be effective until each of Moody's and Standard & Poor's have notified the applicable Funding Agent in writing that such action will not result in a reduction or withdrawal of the rating of any Notes of such CP Conduit Purchaser. No failure on the part of any Purchaser, any Funding Agent or the Collateral Agent to exercise, and no delay in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The Collateral Agent shall provide each Rating Agency with a copy of each amendment to or waiver or consent under this Agreement promptly following the effective date thereof.

Section 6.2 Notices, Etc. All notices and other communications hereunder shall, unless otherwise stated herein, be in writing (which shall include facsimile communication) and be sent or delivered to each party hereto at its address or facsimile number set forth under its name on the signature pages hereof or at such other address or facsimile number as shall be designated by such party in a written notice to the other parties hereto. Notices and communications by facsimile shall be effective when sent (and shall be followed by hard copy sent by first class mail), and notices and communications sent by other means shall be effective when received.

Section 6.3 Assignability. (a) This Agreement shall be binding on the parties hereto and their respective successors and assigns; provided, however, that neither the Seller nor the Servicer may assign any of its rights or delegate any of its duties hereunder or under any of the other Transaction Documents to which it is a party without the prior written consent of the Funding Agents. Each CP Conduit Purchaser may assign, participate, grant security interests in or otherwise transfer all or any portion of the Purchased Interest held by it to any bank or other financial institution providing liquidity support to such CP Conduit Purchaser in connection with its commercial paper program (each, a "Liquidity Bank") or any other Program Support Provider with respect to such CP Conduit Purchaser without prior notice to or consent from the Seller, the Servicer, any Originator, any other party or any other condition or restriction of any kind.

(b) Each CP Conduit Purchaser may, from time to time with prior or concurrent notice to the Seller, the Funding Agent for such CP Conduit Purchaser and the Collateral Agent, assign all or any portion of such CP Conduit Purchaser's interest in the Purchased Interest (and its related Committed Purchasers) and its rights and obligations under this Agreement and any other Transaction Document to which it is a party to a Conduit Assignee with respect to such CP Conduit Purchaser. Upon such assignment by a CP Conduit Purchaser to a Conduit Assignee, (A) the related administrative or managing agent for such Conduit Assignee will act as the Funding Agent for such Conduit Assignee hereunder, (B) such Conduit Assignee and its liquidity support provider(s) and credit support provider(s) and other related parties shall have the benefit of all the rights and protections provided to such CP Conduit Purchaser and its related Committed Purchasers herein and in the other Transaction Documents (including, without limitation, any limitation on recourse against such Conduit Assignee), (C) such Conduit Assignee shall assume all of such CP Conduit Purchaser's obligations hereunder or under any other Transaction Document (whenever created, whether before or after such assignment) with respect to the assigned portion of the CP Conduit Purchaser's interest in the Purchased Interest and such CP Conduit Purchaser shall be released from all such obligations, (D) all distributions to such CP Conduit Purchaser hereunder with respect to the assigned portion of the CP Conduit Purchaser's interest shall be made to such Conduit Assignee, (E) the definition of the term "CP Rate" shall be determined on the basis of the interest rate or discount applicable to commercial paper issued by such Conduit Assignee (rather than such CP Conduit Purchaser), (F) the defined terms and other terms and provisions of this Agreement and other Transaction Documents shall be interpreted in accordance with the foregoing, and (G) if requested by any Funding Agent or administrative or managing agent with respect to the Conduit Assignee, the parties will execute and deliver such further agreements and documents (including amendments to this Agreement) and take such other actions as the Funding Agents or such administrative agent may reasonably request to evidence and give effect to the foregoing.

(c) Any Committed Purchaser may, with the consent of the Funding Agents and, so long as no Termination Event or Unmatured Termination Event has occurred, with the consent of the Servicer (any such consent by the Servicer not to be unreasonably withheld or delayed), in the ordinary course of its business and its accordance with applicable law, at any time, sell to one or more Persons (each, a "Participant") participating interests in its rights and obligations hereunder and under the Transaction Documents. Notwithstanding any such sale by a Committed Purchaser

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of participating interests to a Participant, such Committed Purchaser's rights and obligations under this Agreement shall remain unchanged, such Committed Purchaser shall remain solely responsible for the performance hereof, and each CP Conduit Purchaser, the Collateral Agent and the Funding Agents shall continue to deal solely and directly with such Committed Purchaser in connection with such Committed Purchaser's rights and obligations under this Agreement and the other Transaction Documents. Each Committed Purchaser agrees that any agreement between such Committed Purchaser and any such Participant in respect of such participating interest shall not restrict such Committed Purchaser's right to agree to any amendment, supplement, waiver or modification to this Agreement

(d) This Agreement and the rights and obligations of the Collateral Agent permitted hereunder shall be assignable, in whole or in part, by the Collateral Agent and its successors and assigns; provided, that unless: (I) such assignment is to an Affiliate of BNS, (ii) it becomes unlawful for BNS to serve as the Collateral Agent or (iii) a Termination Event exists, the Seller and each Funding Agent has consented to such assignment, which consent shall not be unreasonably withheld or delayed.

(e) (I) Any Committed Purchaser may at any time and from time to time, upon the prior written consent of the related CP Conduit Purchaser and the Funding Agents, and, if the Purchaser is not an Affiliate of or otherwise related to the selling Committed Purchaser and is not an existing Committed Purchaser, and so long as no Termination Event or Unmatured Termination Event has occurred, with the prior written consent of the Seller (any such consent by the Seller not to be unreasonably withheld or delayed), assign to one or more accredited investors or other Persons all or any part of its rights and obligations under this Agreement and the other Transaction Documents pursuant to a supplement to this Agreement, substantially in the form of Exhibit VII hereto (each, a "Transfer Supplement"), executed by the Purchaser, such selling Committed Purchaser, the related CP Conduit Purchaser and, if applicable, the Seller; and provided, however, that (A) any such assignment cannot be for an amount less than the lesser of (1) $10,000,000 and (2) such selling Committed Purchaser's Commitment and (B) each Purchaser must be a financial institution with a short-term rating by the Rating Agencies at least equal to the rating by each such Rating Agency on the Notes of the related CP Conduit Purchaser.

(ii) Each of the Committed Purchasers agrees that if it ceases to have short-term debt ratings at least equal to the ratings then assigned to the Notes of the related CP Conduit Purchaser by the Rating Agencies, or, if such Committed Purchaser does not have short-term debt which is rated by the Rating Agencies, in the event that the parent corporation of such Committed Purchaser has rated short-term debt, such parent corporation ceases to have short-term debt ratings at least equal to the ratings then assigned to the Notes of the related CP Conduit Purchaser by the Rating Agencies (each, an "Affected Committed Purchaser"), such Affected Committed Purchaser shall be obliged, at the request of the related CP Conduit Purchaser and the related Funding Agent, to assign all of its rights and obligations hereunder to (x) one or more other Committed Purchasers selected by such CP Conduit Purchaser and the related Funding Agent which are willing to accept such assignment, or (y) another financial institution having short-term debt ratings at least equal to the ratings then assigned to the Notes of the related CP Conduit Purchaser by the Rating Agencies nominated by the related Funding Agent and consented to by such CP Conduit Purchaser (which Consent shall not be unreasonably withheld or delayed) and the Collateral Agent, and willing to participate in this facility through the then current Commitment Expiry Date in the place of such Affected Committed Purchaser; provided that (I) the Affected Committed Purchaser receives payment in full of all outstanding Capital and accrued Discount, if any, of such Person and any other amounts due and owning to such Affected Committed Purchaser under this Agreement and the other Transaction Documents and (ii) such nominated financial institution, if not an existing Committed Purchaser, satisfies all the requirements of this Agreement.

(iii) Upon (A) execution of a Transfer Supplement, (B) delivery of an executed copy thereof to the related CP Conduit Purchaser, the Collateral Agent and the Seller, © payment, if applicable, by the Purchaser to such selling Committed Purchaser of an amount equal to the purchase price agreed between such selling Committed Purchaser and the Purchaser and (D) if required by the documents governing any applicable CP Conduit Purchaser's commercial paper program, receipt by such CP Conduit Purchaser of confirmation from each Rating Agency that such action will not cause the downgrade or withdrawal of the then current rating on such CP Conduit Purchaser's Notes, such selling Committed Purchaser shall be released from its obligations hereunder to the extent of such assignment and the Purchasers shall, for all purposes, be a Committed Purchaser party to this Agreement and shall have all the rights and obligations of a Committed Purchaser under this Agreement to the same extent as if it were an original party hereto, and no further consent or action by the CP Conduit Purchasers, the Committed Purchasers or the Funding Agents shall be required. The amount of the assigned portion of the selling Committed Purchaser's share of the related Capital allocable to the Purchaser shall be equal to the transferred percentage (as set forth in the Transfer Supplement) of such selling Committed Purchaser's share of the related Capital which is transferred thereunder regardless of the purchase price paid therefor. Such Transfer Supplement shall be deemed to amend this Agreement to the extent, and only to the extent, necessary to reflect the addition of the Purchaser as a Committed Purchaser and the resulting adjustment of the selling Committed Purchaser's Commitment arising from the purchase by the Purchaser of all or a portion of the selling Committed Purchaser's rights, obligations and interest hereunder.

(f) Except as provided in Section 4.1(d), none of the Seller, Sequa or the Servicer may assign its rights or delegate its obligations hereunder or any interest herein without the prior written consent of the Collateral Agent and each Funding Agent.

(g) Without limiting any other rights that may be available under applicable law, the rights of the Collateral Agent, each Purchaser and each Funding Agent may be enforced through it or by its respective agents.

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Section 6.4 Costs, Expenses and Taxes. (a) In addition to the rights of indemnification granted under Section 3.1, the Seller agrees to pay on demand all reasonable costs and expenses in connection with the negotiation, preparation, execution, delivery and administration (including periodic internal audits of Pool Receivables by any Funding Agent or their agents pursuant to Exhibit IV hereto) of this Agreement, the other Transaction Documents and the other documents and agreements related hereto or thereto or to be delivered hereunder or thereunder or in connection herewith or therewith (and all reasonable costs and expenses in connection with any amendment, waiver or modification of any thereof), including: (i) Attorney Costs for the Collateral Agent, each Purchaser and each Funding Agent and each of their respective Affiliates and agents with respect thereto and with respect to advising the Collateral Agent, each Purchaser and each Funding Agent and each of their respective Affiliates and agents as to their rights and remedies under this Agreement and the other Transaction Documents, and (ii) all reasonable costs and expenses (including Attorney Costs), if any, of the Collateral Agent, each Purchaser and each Funding Agent and each of their respective Affiliates and agents in connection with the enforcement of this Agreement and the other Transaction Documents.

(b) In addition, the Seller shall pay on demand any and all stamp and other taxes and fees payable in connection with the execution, delivery, filing and recording of this Agreement or the other documents or agreements to be delivered hereunder, and agrees to save each Indemnified Party harmless from and against any liabilities with respect to or resulting from any delay in paying or omission to pay such taxes and fees.

Section 6.5 No Proceedings; Limitation on Payments. (a) Each of the Seller, Sequa, the Servicer, the Collateral Agent, each Purchaser, each Funding Agent, each Participant and each assignee of the Purchased Interest or any interest therein, hereby covenants and agrees that it will not institute against, or join any other Person in instituting against, any CP Conduit Purchaser any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding, or other proceeding under any federal or state bankruptcy or similar law, for one year and one day after the latest maturing Note issued by such CP Conduit Purchaser is paid in full. The provision of this Section 6.5 shall survive any termination of this Agreement.

(b) Notwithstanding any provisions contained in this Agreement to the contrary, no CP Conduit Purchaser shall, or shall be obligated to, pay any amount, if any, payable by it pursuant to this Agreement or any other Transaction Document unless (i) such CP Conduit Purchaser has received funds which may be used to make such payment and which funds are not required to repay Notes when due and (ii) after giving effect to such payment, either (x) such CP Conduit Purchaser could issue Notes to refinance all outstanding Notes (assuming such outstanding Notes matured at such time) in accordance with the program documents governing such CP Conduit Purchaser's securitization program or (y) all Notes of such CP Conduit Purchaser are paid in full. Any amount which such CP Conduit Purchaser does not pay pursuant to the operation of the preceding sentence shall not constitute a claim (as defined in section 101 of the Bankruptcy Code) against or company obligation of such CP Conduit Purchaser for any such insufficiency unless and until such CP Conduit Purchaser satisfies the provisions of clauses (i) and (ii) above.

Section 6.6 GOVERNING LAW AND JURISDICTION. (a)   THIS AGREEMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING FOR SUCH PURPOSES OF SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK) EXCEPT TO THE EXTENT THAT THE VALIDITY OR PERFECTION OF A SECURITY INTEREST OR REMEDIES HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK.

(b) ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK; AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE PARTIES HERETO CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF THOSE COURTS. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, TO THE MAXIMUM EXTENT PERMITTED BY LAW, ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, THAT IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF THIS AGREEMENT OR ANY DOCUMENT RELATED HERETO. EACH OF THE PARTIES HERETO WAIVES PERSONAL SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER PROCESS, WHICH SERVICE MAY BE MADE BY ANY OTHER MEANS PERMITTED BY NEW YORK LAW.

Section 6.7 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original, and all of which, when taken together, shall constitute one and the same agreement.

Section 6.8 Survival of Termination. The provisions of Sections 1.8, 1.9, 3.1, 3.2, 6.4, 6.5, 6.6, 6.9 and 6.12 shall survive any termination of this Agreement.

Section 6.9 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO WAIVES THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES AGAINST ANY OTHER PARTY OR PARTIES, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. EACH OF THE PARTIES HERETO AGREES THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, EACH OF THE PARTIES HERETO FURTHER AGREES THAT ITS RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED

BY OPERATION OF THIS SECTION 6.9 AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING THAT SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

Section 6.10 Entire Agreement. This Agreement and the other Transaction Documents embody the entire agreement and understanding between the parties hereto, and supersede all prior or contemporaneous agreements and understandings of such Persons, verbal or written, relating to the subject matter hereof and thereof.

Section 6.11 Headings. The captions and headings of this Agreement and any Exhibit, Schedule or Annex hereto are for convenience of reference only and shall not affect the interpretation hereof or thereof.

Section 6.12 Purchaser's Liabilities. The obligations of any Purchaser and each Funding Agent under the Transaction Documents are solely the corporate obligations of such Person. No recourse shall be had for any obligation or claim arising out of or based upon any Transaction Document against any stockholder, employee, officer, director or incorporator of such Person; provided, however, that this Section 6.12 shall not relieve any such Person of any liability it might otherwise have for its own gross negligence or willful misconduct.

Section 6.13 Confidentiality. Unless otherwise required by applicable law, each of the Seller and Servicer agrees to maintain the confidentiality of this Agreement and the other Transaction Documents (and all drafts hereof and thereof) in communications with third parties and otherwise; provided that this Agreement may be disclosed to: (a) third parties to the extent such disclosure is made pursuant to a written agreement of confidentiality in form and substance reasonably satisfactory to each Funding Agent, (b) the Seller's legal counsel and auditors if they agree to hold it confidential and (c) in filings made under securities laws. Unless otherwise required by applicable law, each of the Collateral Agent, each Purchaser, and each Funding Agent agrees to maintain the confidentiality of all non-public information regarding the Seller, Sequa and its Subsidiaries; provided that such information may be disclosed to: (i) third parties to the extent such disclosure is made pursuant to a written agreement of confidentiality in form and substance reasonably satisfactory to Sequa, (ii) legal counsel and auditors of the Collateral Agent, each Purchaser and each Funding Agent if they agree to hold it confidential, (iii) the rating agencies rating the Notes of each CP Conduit Purchaser to the extent such information relates to the Receivables Pool or the transactions contemplated by this Agreement, (iv) any Program Support Provider or potential Program Support Provider to the extent such information relates to the Receivables Pool or the transactions contemplated by this Agreement, (v) any placement agent placing the Notes of any CP Conduit Purchaser, and (vi) any regulatory authorities having jurisdiction over the Funding Agents, the Purchaser or any Program Support Provider.

Section 6.14 Agent Conflict Waiver. Each of the Collateral Agent and the Funding Agents, respectively, acts in various capacities with respect to the maintenance and administration of the commercial paper program of its related CP Conduit Purchaser (including, administrative agent for such CP Conduit Purchaser, as issuing and paying agent, as provider of other backup facilities, and may provide other services or facilities from time to time, the "Agent Roles"). Each of the parties hereto hereby acknowledges and consents to any and all Agent Roles, waives any objections it may have to any actual or potential conflict of interest caused by any such Funding Agent acting as the Funding Agent for its related CP Conduit Purchaser or as a related Committed Purchaser or as a liquidity or credit support provider under such CP Conduit Purchaser's commercial paper program and acting as or maintaining any of the Agent Roles, and agrees that in connection with any Agent Role, such Funding Agent may take, or refrain from taking, any action which it in its discretion deems appropriate.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

SEQUA RECEIVABLES CORP.

By: /s/ JAMES P. LANGELOTTI
Name: James P. Langelotti
Title: Vice President and Treasurer

Address:
Sequa Receivables Corp.
200 Park Avenue
New York, New York 10166
Attention: James Langelotti
Telephone: 212-986-5500
Facsimile: 212-370-3419

SEQUA CORPORATION

By: /s/ KENNETH A. DRUCKER
Name: Kenneth A. Drucker
Title: Vice President and Treasurer

Address:
Sequa Corporation
200 Park Avenue
New York, New York 10166
Attention: Kenneth A. Drucker
Telephone: 212-986-5500
Facsimile: 212-370-3419

LIBERTY STREET FUNDING CORP.,
as a CP Conduit Purchaser

By: /s/ BERNARD J. ANGELO
Name: Bernard J. Angelo
Title: Vice President

Address:
Liberty Street Funding Corp.
c/o Global Securitization Services, LLC
114 West 57th Street
New York, New York 10036
Attention: Andrew L. Stidd
Telephone No.: (212) 302-8330
Facsimile No.: (212) 302-8767

With a copy to:

The Bank of Nova Scotia
One Liberty Plaza
New York, New York 10006
Attention: Chad Johnson
Telephone No.: (212) 225-5035
Facsimile No.: (212) 225-5090

THE BANK OF NOVA SCOTIA,
as Funding Agent for Liberty Street Funding
Corp.

By: /s/ NORMAN LAST
Name: Norman Last
Title: Managing Director

Address:
The Bank of Nova Scotia
One Liberty Plaza
New York, New York 10006
Attention: Chad Johnson
Telephone No.: (212) 225-5035
Facsimile No.: (212) 225-5090

THE BANK OF NOVA SCOTIA,
as Committed Purchaser for Liberty Street
Funding Corp.

By: /s/ NORMAN LAST
Name: Norman Last
Title: Managing Director

Address:
The Bank of Nova Scotia
One Liberty Plaza
New York, New York 10006
Attention: Chad Johnson
Telephone No.: (212) 225-5035
Facsimile No.: (212) 225-5090

Commitment: $ 50,000,000.00

MARKET STREET FUNDING
CORPORATION,
as a CP Conduit Purchaser and Committed
Purchaser

By: /s/ DOUGLAS K. JOHNSON
Name: Douglas K. Johnson
Title: President

Address:
Market Street Funding Corporation
c/o AMACAR Group, L.L.C.
6707-D Fairview Road
Charlotte, North Carolina 28210
Attention: Douglas K. Johnson
Telephone No.: (704) 365-0569
Facsimile No.: (704) 365-1362

With a copy to:

PNC Bank, National Association
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15220-2707
Attention: John Smathers
Telephone No.: (412) 762-6440
Facsimile No.: (412) 762-9184

Commitment: $ 25,000,000.00

PNC BANK, NATIONAL ASSOCIATION,
as a Funding Agent for Market Street Funding
Corporation

By: /s/ JOHN T. SMATHERS
Name: John T. Smathers
Title: Vice President

Address:
PNC Bank, National Association
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15220-2707
Attention: John Smathers
Telephone No.: (412) 762-6440
Facsimile No.: (412) 762-9184

COLLATERAL AGENT:

THE BANK OF NOVA SCOTIA,
as Collateral Agent

By: /s/ NORMAN LAST
Name: Norman Last
Title: Managing Director

Address:
The Bank of Nova Scotia
One Liberty Plaza
New York, New York 10006
Attention: Chad Johnson
Telephone No.: (212) 225-5035
Facsimile No.: (212) 225-5090

EXHIBIT I
DEFINITIONS

As used in this Agreement (including its Exhibits, Schedules and Annexes), the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined). Unless otherwise indicated, all Section, Annex, Exhibit and Schedule references in this Exhibit are to Sections of and Annexes, Exhibits and Schedules to this Agreement.

"Administration Account" means (i) with respect to BNS and any CP Conduit Purchaser for which BNS is the related Funding Agent the account (account number 2158-13) maintained at the office of The Bank of Nova Scotia (ABA 021-000-018), or such other account as may be so designated in writing by BNS to the Servicer and (ii) with respect to PNC and any CP Conduit Purchaser for which PNC is the related Funding Agent the account (account number 1002422076) maintained at the office of PNC (ABA 043-000-096) or such other account as may be so designated in writing by PNC to the Servicer.

"Adverse Claim" means a lien, security interest or other charge or encumbrance, or any other type of preferential arrangement; it being understood that any of the foregoing in favor of the Collateral Agent (for the benefit of the Purchasers) shall not constitute an Adverse Claim.

"Affected Committed Purchaser" has the meaning set forth in Section 6.3(e)(ii) of this Agreement.

"Affected Person" has the meaning set forth in Section 1.8 of this Agreement.

"Affiliate" means, as to any Person: (a) any Person that, directly or indirectly, is in control of, is controlled by or is under common control with such Person, or (b) who is a director or officer: (i) of such Person or (ii) of any Person described in clause (a), except that, with respect to a CP Conduit Purchaser, Affiliate shall mean the holder(s) of its capital stock. For purposes of this definition, control of a Person shall mean the power, whether direct or indirect: (x) to vote 25% or more of the securities having ordinary voting power for the election of directors of such Person, or (y) to direct or cause the direction of the management and policies of such Person, in either case whether by ownership of securities, contract, proxy or otherwise.

"Affiliated Person" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person.

"Agent Role" has the meaning set forth in Section 6.14 of this Agreement.

"Agreement" has the meaning set forth in the preamble of this Agreement.

"Alternate Rate" for any Yield Period for any Portion of Capital of the Purchased Interest means an interest rate per annum equal to, at the Seller's option: (a) 2.0% per annum above the Eurodollar Rate for such Yield Period, or (b) the Base Rate for such Yield Period; provided, however, that in the case of:

(1) any Yield Period on or before the first day of which a Funding Agent shall have Been notified by a CP Conduit Purchaser or any other Program Support Provider that the introduction of or any change in or in the interpretation of any law or regulation makes it unlawful, or any central bank or other Governmental Authority asserts that it is unlawful, for such CP Conduit Purchaser or other Program Support Provider, as applicable, to fund any Portion of Capital based on the Eurodollar Rate (such CP Conduit Purchaser or other Program Support Provider shall not have subsequently notified the applicable Funding Agent that such circumstances no longer exist),

(2) any Yield Period of one to (and including) 29 days,

(3) any Yield Period as to which: (A) the applicable Funding Agent does not receive Notice before noon (New York City time) on: (1) the second Business Day preceding the first day of such Yield Period that the Seller desires that the related Portion of Capital be funded at the CP Rate, or (2) the third Business Day preceding the first day of such Yield Period that the Seller desires that the related Portion of Capital be funded at the Alternate Rate and based on the Eurodollar Rate, or (B) the Seller has given the notice contemplated by clause (A)(1), and the applicable Funding Agent shall have notified the Seller that funding the related Portion of Capital at the CP Rate is (such Funding Agent's sole discretion) economically inadvisable to the related CP Conduit Purchaser, such Funding Agent, the Seller or any similarly situated Person, or the related CP Conduit Purchaser is not permitted to issue Notes to fund the Purchased Interest hereunder, or

(4) any Yield Period relating to a Portion of Capital that is less than $5,000,000,

the "Alternate Rate" for each such Yield Period shall be an interest rate per annum equal to the Base Rate in effect on each day of such Yield Period. The "Alternate Rate" for any day while a Termination Event exists shall be an interest rate equal to 2.0% per annum above the Base Rate in effect on such day.

"Assumption Agreement" has the meaning set forth in Section 1.13 of this Agreement.

"Attorney Costs" means and includes all reasonable fees and disbursements of any law firm or other external counsel, the reasonable allocated cost of internal legal services and all reasonable disbursements of internal counsel.

"Bankruptcy Code" means the United States Bankruptcy Reform Act of 1978 (11 U.S.C. section 101, et seq.), as amended from time to time or any successor statute.

"Base Rate" means, with respect to any Purchaser, for any day, a fluctuating interest rate per annum as shall be in effect from time to time, which rate shall be at all times equal to the higher of:

(a) the rate of interest in effect for such day as publicly announced from time to Time by the applicable Funding Agent as its "reference rate". Such "reference rate" is set by the applicable Funding Agent based upon various factors, including the applicable Funding Agent's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above or below such announced rate, and

(b) 0.75% per annum above the latest Federal Funds Rate.

"Benefit Plan" means any employee benefit pension plan as defined in Section 3(2) of ERISA in respect of which the Seller, any Originator, Sequa or any ERISA Affiliate is, or at any time during the immediately preceding six years was, an "employer" as defined in Section 3(5) of ERISA.

"BNS" has the meaning set forth in the preamble of this Agreement.

"Business Day" means any day (other than a Saturday or Sunday) on which: (a) banks are not authorized or required to close in New York City, New York and (b) if this definition of "Business Day" is utilized in connection with the Eurodollar Rate, dealings are carried out in the London interbank market.

"Capital" means the amount paid to the Seller in respect of the Purchased Interest by the Purchasers pursuant to this Agreement, or such amount divided or combined in accordance with Section 1.7 of this Agreement, in each case reduced from time to time by Collections distributed and applied on account of such Capital pursuant to Section 1.4 of this Agreement; provided, that if such Capital shall have been reduced by any distribution, and thereafter all or a portion of such distribution is rescinded or must otherwise be returned for any reason, such Capital shall be increased by the amount of such rescinded or returned distribution as though it had not been made.

"Capital Stock" means (1) with respect to any person formed as a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including, without limitation, common stock and preferred stock of such person and (2) with respect to any person formed other than as a corporation, any and all partnership or other equity interests of such other person.

"Change in Control" means (a) that the Originators cease to own, directly or indirectly, 100% of the capital stock of the Seller free and clear of all Adverse Claims, (b) that Sequa ceases to own, directly or indirectly, a majority of the capital stock of any Originator, (c) the sale, lease, exchange or other transfer, in one or a series of related transactions, of all or substantially all of Sequa's assets to any person or group (as such term is used in Section 13(d) of the Securities Exchange Act); (d) the adoption of a plan by the stockholders of Sequa relating to the liquidation or dissolution of Sequa; (e) except as provided below, the acquisition of beneficial ownership by any person or group, together with any Affiliated Persons thereof (collectively, the "Interested Stockholders"), of a direct or indirect interest in more than 35% (or, in the case of Gabelli, 49%) of the voting power of the then outstanding Capital Stock of Sequa entitled to vote generally in the election of its Board of Directors, including any authorized committee thereof (referred to in this definition as, the "Board"); or (f) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board (together with any new directors whose election or appointment by the Board or whose nomination for election or appointment by the stockholders of Sequa was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office; provided, however, that for the purposes of the foregoing clauses (c) and (e), the terms "person" or "group" shall not be deemed to include Norman E. Alexander ("Alexander"), his spouse, any descendant of Alexander or the spouse of any such descendant, the estate of Alexander, or any trust or other similar arrangement for the benefit of Alexander or his spouse, any descendent of Alexander or the spouse of any such descendant or the estate of Alexander or any corporation or other person controlled solely by one or more of Alexander or his spouse, any descendant of Alexander or the spouse of any such descendant or the estate of Alexander through the ownership of a majority of the outstanding voting Capital Stock of such corporation or other person (collectively, the "Alexander Stockholders"); and provided, further, that there shall not be a "Change in Control" pursuant to clause (e) above so long as the Alexander Stockholders beneficially own a greater percentage of the voting power of the then outstanding Capital Stock of Sequa than the Interested Stockholders.

"Closing Date" means May 14, 2004.

"Collateral Agent" has the meaning set forth in the preamble to this Agreement.

"Collections" means, with respect to any Pool Receivable: (a) all funds that are received by any Originator, Sequa, the Seller or the Servicer in payment of any amounts owed in respect of such Receivable (including purchase price, finance charges, interest and all other charges), or applied to amounts owed in respect of such Receivable (including insurance payments and net proceeds of the sale or other disposition of repossessed goods or other collateral or property of the related Obligor or any other Person directly or indirectly liable for the payment of such Pool Receivable and available to be applied thereon), (b) all Deemed Collections and (c) all other proceeds of such Pool Receivable.

"Commitment" means, with respect to any Committed Purchaser, at any time, the amount set forth as such Committed Purchaser's maximum purchase Commitment below its signature to this Agreement or in any Assumption Agreement or Transfer Supplement pursuant to which it becomes a party to this Agreement as a Committed Purchaser, as such amount may be increased or reduced from time to time pursuant to this Agreement and the other Transaction Documents.

"Commitment Expiry Date" initially means, for any Committed Purchaser, May 13, 2005, as such date may be extended from time to time in the sole discretion of such Purchaser pursuant to Section 1.12 of this Agreement (it being understood that if any such Committed Purchaser does not extend its Commitment hereunder then the Purchase Limit shall be reduced by an amount equal to the Commitment of such Non-Extending Committed Purchaser and the Commitment of the remaining Committed Purchasers within each Group shall be appropriately adjusted).

"Committed Purchasers" has the meaning set forth in the preamble to this Agreement.

"Company Note" has the meaning set forth in Section 3.1 of the Sale Agreement.

"Concentration Account" means (a) that certain bank account numbered 8900209887 maintained at The Bank of New York in New York, New York and (b) that certain bank account numbered 1000643 maintained at Mellon Bank, N.A. in Pittsburgh, Pennsylvania, each of which is (i) identified as the 'Sequa Receivables Corp. Concentration Account," (ii) in the Seller's name, (iii) pledged, on a first-priority basis, to Collateral Agent, for the benefit of the Purchasers pursuant to Section 1.2(d) of this Agreement, and (iv) is governed by a Concentration Account Agreement.

"Concentration Account Agreement" means each letter agreement among the Seller, the Collateral Agent and each Concentration Account Bank, as the same may be amended, supplemented, amended and restated, or otherwise modified from time to time in accordance with this Agreement.

"Concentration Account Bank" means each bank maintaining a Concentration Account.

"Concentration Percentage" means: (a) for any Group A Obligor, 10%, (b) for any Group B Obligor, 8%, (c) for any Group C Obligor, 6%, (d) for any Group D Obligor, 3.75% and (e) for any Special Obligor, the Special Concentration Percentage for such Special Obligor; provided, however, that the Funding Agents may, with prior written consent of the Collateral Agent and if the Rating Agency Condition is satisfied, approve higher Concentration Percentages for selected Obligors.

"Concentration Reserve" means, at any time the aggregate Capital at such time multiplied by (a) the Concentration Reserve Percentage divided by (b) 1, minus the Concentration Reserve Percentage at such time.

"Concentration Reserve Percentage" means, at any time, the largest of: (a) the sum of four largest Group D Obligor Percentages, (b) the sum of the two largest Group C Obligor Percentages and (c) the largest Group B Obligor Percentage.

"Conduit Assignee" shall mean, with respect to any CP Conduit Purchaser, any commercial paper conduit that issues commercial paper rated at least A-1 by Standard & Poor's and P-1 by Moody's administered by the Funding Agent with respect to such CP Conduit Purchaser and designated by such Funding Agent to accept an assignment from such CP Conduit Purchaser of such CP Conduit Purchaser's rights and obligations pursuant to Section 6.3 of this Agreement.

"Consent Date" has the meaning set forth in Section 1.12(a) of this Agreement.

"Contract" means, with respect to any Receivable, any and all contracts, instruments, agreements, leases, invoices, notes or other writings pursuant to which such Receivable arises or that evidence such Receivable or under which an Obligor becomes or is obligated to make payment in respect of such Receivable.

"CP Conduit Purchaser" has the meaning set forth in the preamble of this Agreement.

"CP Rate" means, for any CP Conduit Purchaser and for any Yield Period for any Portion of Capital (a) the per annum rate equivalent to the weighted average cost (as determined by the applicable Funding Agent and which shall include commissions of placement agents and dealers, incremental carrying costs incurred with respect to Notes of such Person maturing on dates other than those on which corresponding funds are received by such CP Conduit Purchaser, other borrowings by such CP Conduit Purchaser (other than under any Program Support Agreement) and any other costs associated with the issuance of Notes) of or related to the issuance of Notes that are allocated, in whole or in part, by the applicable Funding Agent to fund or maintain such Portion of Capital (and which may be also allocated in part to the funding of other assets of such CP Conduit Purchaser); provided, however, that if any component of such rate is a discount rate, in calculating the "CP Rate" for such Portion of Capital for such Yield Period, the applicable Funding Agent shall for such component use the rate resulting from converting such discount rate to an interest bearing equivalent rate per annum; provided, further, that notwithstanding anything in this Agreement or the other Transaction Documents to the contrary, the Seller agrees that any amounts payable to the Purchasers in respect of Discount for any Yield Period with respect to any Portion of Capital funded by such Purchaser at the CP Rate shall include an amount equal to the portion of the face amount of the outstanding Notes issued to fund or maintain such Portion of Capital that corresponds to the portion of the proceeds of such Notes that was used to pay the interest component of maturing Notes issued to fund or maintain such Portion of Capital, to the extent that such Purchaser had not received payments of interest in respect of such interest component prior to the maturity date of such maturing Notes (for purposes of the foregoing, the "interest component" of Notes equals the excess of the face amount thereof over the net proceeds received by such Purchaser from the issuance of Notes, except that if such Notes are issued on an interest-bearing basis its "interest component" will equal the amount of interest accruing on such Notes through maturity) or (b) or any other rate designated as the "CP Rate" for such CP Conduit Purchaser in an Assumption Agreement or Transfer Supplement pursuant to which such Person becomes a party as a CP Conduit Purchaser to this Agreement, or any other writing or agreement provided by such CP Conduit Purchaser to the Seller, the Servicer and Funding Agents from time to time.

"Credit and Collection Policy" means, as the context may require, those receivables credit and collection policies and practices of each Originator in effect on the date of this Agreement and described in Schedule I of this Agreement, as modified in compliance with this Agreement.

"Cut-off Date" has the meaning set forth in the Sale Agreement.

"Days' Sales Outstanding" means, for any calendar month, an amount computed as of the last day of such calendar month equal to: (a) the average of the Outstanding Balance of all Pool Receivables as of the last day of each of the three most recent calendar months ended on the last day of such calendar month divided by (b) the aggregate amount of new Receivables generated by each Originator during the three calendar months ended on or before the last day of such calendar month multiplied by (c) 90.

"Debt" means: (a) indebtedness for borrowed money, (b) obligations evidenced by bond, debentures, notes or other similar instruments, (c) obligations to pay the deferred purchase price of property or services, (d) obligations as lessee under leases that shall have been or should be, in accordance with generally accepted accounting principles, recorded as capital leases, and (e) obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (a) through (d).

"Deemed Collections" has the meaning set forth in Section 1.4(e)(ii) of this Agreement.

"Default Ratio" means the ratio (expressed as a percentage and rounded to the nearest 1/100 of 1%, with 5/1000th of 1% rounded upward) computed as of the last day of each calendar month by dividing: (a) the aggregate Outstanding Balance of all Receivables which became Defaulted Receivables during such calendar month, by (b) the aggregate credit sales made by each Originator during the month that is five calendar months before such month.

"Defaulted Receivable" means a Receivable:

(a) as to which any payment, or part thereof, remains unpaid for more than 120 days from the original due date for such payment, or

(b) without duplication (i) as to which an Event of Bankruptcy shall have occurred with respect to the Obligor thereof or any other Person obligated thereon or owning any Related Security with respect thereto, or (ii) which has been, or, consistent with the Credit and Collection Policy would be, written off the Seller's books as uncollectible. The "Outstanding Balance" of any Defaulted Receivable shall be determined without regard to any credit memos or credit balances.

"Delinquency Ratio" means the ratio (expressed as a percentage and rounded to the nearest 1/100 of 1%, with 5/1000th of 1% rounded upward) computed as of the last day of each calendar month by dividing: (a) the aggregate Outstanding Balance of all Receivables that were Delinquent Receivables on such day by (b) the aggregate Outstanding Balance of all Receivables on such day (other than any Receivable the Obligor of which is (i) an Affiliate of any Originator or (ii) an Excluded Obilgor).

"Delinquent Receivable" means a Receivable (other than a Receivable the Obligor of which is an Excluded Obligor or a Receivable the Obligor of which is an Affiliate of an Originator) as to which any payment, or part thereof, remains unpaid for more than 90 days from the original due date for such payment. The "Outstanding Balance" of any Delinquent Receivable shall be determined without regard to any credit memos or credit balances.

"Dilution Horizon" means, for any calendar month, the ratio (expressed as a percentage and rounded to the nearest 1/100th of 1%, with 5/1000th of 1% rounded upward) computed as of the last day of each calendar month by dividing: (a) the aggregate amount of Receivables generated by the Originators during the last calendar month by (b) the Net Receivable Pool Balance plus the outstanding balance of all Receivables the Obligors of which are foreign Obligors.

"Dilution Ratio" means the ratio (expressed as a percentage and rounded to the nearest 1/100th of 1%, with 5/1000th of 1% rounded upward), computed as of the last day of each calendar month by dividing: (a) the aggregate amount of Deemed Collections pursuant to Section 1.4(e)(i) of this Agreement during such calendar month by (b) the aggregate amount of Receivables generated by the Originators during the immediately preceding calendar month.

"Dilution Reserve" means, on any day, an amount equal to (a) the Capital at the close of business on such day, multiplied by (b) (i) the Dilution Reserve Percentage on such day, divided by (ii) 1.0 minus the Dilution Reserve Percentage on such day.

"Dilution Reserve Percentage" means on any date, the greater of: (a) 11.5% and (b) the product of (i) the Dilution Horizon multiplied by (ii) the sum of (x) 2 times the average of the Dilution Ratios for the twelve most recent calendar months and (y) the Spike Factor.

"Discount" means:

(a) for the Portion of Capital for any Yield Period to the extent a CP Conduit Purchaser will be funding such Portion of Capital during such Yield Period through the issuance of Notes:

$$CPR \times C \times ED/360$$

(b) for the Portion of Capital for any Yield Period to the extent a CP Conduit Purchaser will not be funding such Portion of Capital during such Yield Period through the issuance of Notes:

$$AR \times C \times ED/Year + TF$$

where:

AR	=	the Alternate Rate for the Portion of Capital for such Yield Period,
C	=	the relevant Portion of Capital during such Yield Period,
CPR	=	the CP Rate for the Portion of Capital,
ED	=	the actual number of days during such Yield Period,
Year	=	if such Portion of Capital is funded based upon: (i) the Eurodollar Rate, 360 days, and (ii) the Base Rate, 365 or 366 days, as applicable, and
TF	=	the Termination Fee, if any, for the Portion of Capital for such Yield Period;

provided, however, that during the occurrence and continuance of a Termination Event, the CP Rate shall not be available and Discount for the Portion of Capital shall be determined for each day in a Yield Period using a rate equal to the Base Rate in effect on such day plus 2%; provided, further, that no provision of this Agreement shall require the payment or permit the collection of Discount in excess of the maximum permitted by applicable law; and provided further, that Discount for the Portion of Capital shall not be considered paid by any distribution to the extent that at any time all or a portion of such distribution is rescinded or must otherwise be returned for any reason.

"Eligible Receivable" means, at any time, a Pool Receivable:

(a) the Obligor of which is (i) a United States resident, (ii) not a government or a governmental subdivision, affiliate or agency; provided, however, if the Obligor of such Receivable is a government or a governmental subdivision, affiliate or agency, the aggregate Outstanding Balance of all Pool Receivables of such Obligor that are Eligible Receivables when added to the aggregate Outstanding Balance of all other Eligible Receivables of Obligors that are governments or governmental subdivisions, affiliates or agencies shall not exceed 5% of all Eligible Receivables (immediately prior to giving effect to this proviso) at such time, (iii) not subject to any action of the type described in paragraph (f) of Exhibit V of this Agreement, (iv) not an Affiliate of Sequa or any Affiliate of Sequa, (v) prior to the date the related Receivable is created, not notified in a writing from the Collateral Agent (at the written direction of the Funding Agents) to the Seller that such Obligor is no longer acceptable for purchase by the Purchasers hereunder and (vi) not an Excluded Obligor.

(b) that is denominated and payable only in U.S. dollars in the United States,

(c) that does not have a stated maturity which is more than 30 days after the original invoice date of such Receivable; provided that up to 10.0% of the aggregate Outstanding Balance of all Pool Receivables may consist of otherwise Eligible Receivables that have a stated maturity date of more than 30 days (but in no event more than 60 days) after the date of the original invoice,

(d) that arises under a duly authorized Contract for the sale and delivery of goods and services in the ordinary course of each Originator's business,

(e) that arises under a duly authorized Contract that is in full force and effect and that is a legal, valid and binding obligation of the related Obligor, enforceable against such Obligor in accordance with its terms,

(f) that conforms in all material respects with all applicable laws, rulings and regulations in effect,

(g) that is not the subject of any asserted dispute, offset, hold back defense, Adverse Claim or other claim,

(h) that satisfies all applicable requirements of the applicable Credit and Collection Policy,

(i) that has not been modified, waived or restructured since its creation, except as permitted pursuant to Section 4.2 of this Agreement,

(j) in which the Seller owns good and marketable title, free and clear of any Adverse Claims, and that is freely assignable by the Seller (including without any consent of the related Obligor),

(k) for which the Collateral Agent, for the benefit of the Purchasers, shall have a valid and enforceable undivided percentage ownership or security interest, to the extent of the Purchased Interest, and a valid and enforceable first priority perfected security interest therein and in the Related Security and Collections with respect thereto, in each case free and clear of any Adverse Claim,

(l) that constitutes an account as defined in the UCC, and that is not evidenced by instruments or chattel paper,

(m) that is neither a Defaulted Receivable nor a Delinquent Receivable,

(n) for which neither the Originator thereof, the Seller nor the Servicer has established any offset arrangements with the related Obligor,

Exhibit I-10

(o) for which Defaulted Receivables of the related Obligor do not exceed 25% of the Outstanding Balance of all such Obligor's Receivables, and

(p) that represents amounts earned and payable by the Obligor that are not subject to the performance of additional services by the Originator thereof.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor statute of similar import, together with the regulations thereunder, in each case as in effect from time to time. References to sections of ERISA also refer to any successor sections.

"ERISA Affiliate" means: (a) any corporation that is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Internal Revenue Code) as the Seller, any Originator or Sequa, (b) a trade or business (whether or not incorporated) under common control (within the meaning of Section 414(c) of the Internal Revenue Code) with the Seller, any Originator or Sequa, or (c) a member of the same affiliated service group (within the meaning of Section 414(m) of the Internal Revenue Code) as the Seller, any Originator, any corporation described in clause (a) or any trade or business described in clause (b).

"Eurodollar Rate" means, for any Yield Period, an interest rate per annum (rounded upward to the nearest 1/16th of 1%) determined pursuant to the following formula:

$$\frac{\text{LIBOR}}{100\% - \text{Eurodollar Rate Reserve Percentage}}$$

where "Eurodollar Rate Reserve Percentage" means, for any Yield Period, the maximum reserve percentage (expressed as a decimal, rounded upward to the nearest 1/100th of 1%) in effect on the date LIBOR for such Yield Period is determined under regulations issued from time to time by the Federal Reserve Board for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to "Eurocurrency" funding (currently referred to as "Eurocurrency liabilities") having a term comparable to such Yield Period.

"Event of Bankruptcy" means (a) any case, action or proceeding before any court or other governmental authority relating to bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution, winding-up or relief of debtors or (b) any general assignment for the benefit of creditors of a Person composition, marshalling of assets for creditors of a Person, or other similar arrangement in respect of its creditors generally or any substantial portion of its creditors; in each of cases (a) and (b) undertaken under U.S. Federal, state or foreign law, including the Bankruptcy Code.

"Excess Concentration" means the sum of the amounts by which the Outstanding Balance of Eligible Receivables of each Obligor (together with the Outstanding Balance of Eligible Receivables of each Affiliate of such Obligor) then in the Receivables Pool exceeds an amount equal to: (a) the Concentration Percentage or Special Concentration Percentage, as applicable, for such Obligor multiplied by (b) the Outstanding Balance of all Eligible Receivables then in the Receivables Pool.

"Excluded Obligor" means each Obligor listed on Schedule IV hereto, as such Schedule may be amended, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

"Exiting Liquidity Bank" means any Liquidity Bank whose commitment under the applicable Liquidity Agreement expires or terminates resulting in the occurrence of a Facility Termination Date under clause (e) of the definitions thereof.

"Extending Committed Purchaser" has the meaning set forth in Section 1.12(a) of this Agreement.

"Facility Termination Date" means the earliest to occur of: (a) November 16, 2006, (b) the date determined pursuant to Section 2.2 of this Agreement, (c) the date the Purchase Limit reduces to zero pursuant to Section 1.1(b) of this Agreement, (d) the Commitment Expiry Date with respect to any Committed Purchaser, (e) the date on which the commitment of any Liquidity Bank expires or is terminated, unless on such date (and after giving effect to any assignments, reductions, expirations or terminations of commitments under the applicable Liquidity Agreement, in each case occurring on such date) the aggregate commitments (which are not expiring or terminated) of the Liquidity Banks under the applicable Liquidity Agreement on such date are (i) equal to 102% of the aggregate Commitments of the Committed Purchasers in such Group (after giving effect to any change in such Commitments on such date) and (ii) equal or greater than the aggregate Capital and interest accrued and to accrue with respect thereto held by all Purchasers and Liquidity Banks in such Group, and (f) the Seller's failure to cause the amendment or modification of any Transaction Document or related opinion as required by either Standard & Poor's or Moody's and such failure shall continue for 30 days after such amendment or modification is requested.

"FASB" has the meaning set forth in Section 1.8 of this Agreement.

"Federal Funds Rate" means, with respect to any Purchaser, for any day, the per annum rate set forth in the weekly statistical release designated as H.15(519), or any successor publication, published by the Federal Reserve Board (including any such successor, "H.15(519)") for such day opposite the caption "Federal Funds (Effective)." If on any relevant day such rate is not yet published in H.15(519), the rate for such day will be the rate set forth in the daily statistical release designated as the Composite 3:30 p.m. Quotations for U.S. Government Securities, or any successor publication, published by the Federal Reserve Bank of New York (including any such successor, the "Composite 3:30 p.m. Quotations") for such day under the caption "Federal Funds Effective Rate." If on any relevant day the appropriate rate is not yet published in either H.15(519) or the Composite 3:30 p.m. Quotations, the rate for such day will be the arithmetic mean as determined by the applicable Funding Agent of the rates for the last transaction in overnight Federal funds arranged before 9:00 a.m. (New York time) on that day by each of three leading brokers of Federal funds transactions in New York City selected by the applicable Funding Agent.

"Federal Reserve Board" means the Board of Governors of the Federal Reserve System, or any entity succeeding to any of its principal functions.

"Fee Letter" has the meaning set forth in Section 1.5 of this Agreement.

"Fees" has the meaning set forth in Section 1.5 of this Agreement.

"GAAP" means the generally accepted United States accounting principles promulgated or adopted by the Financial Accounting Standards Board and its predecessors and successors from time to time.

"Gabelli" means any person controlled by, or which is an Affiliated Person of, Mario Gabelli.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any body or entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, and any Person owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

"Group A Obligor" means any Obligor that is not a Special Obligor, with a short-term rating of at least: (a) "A-1" by Standard & Poor's, or if such Obligor does not have a short-term rating from Standard & Poor's, a rating of "A+" or better by Standard & Poor's on its long-term senior unsecured and uncredit-enhanced debt securities, and (b) "P-1" by Moody's, or if such Obligor does not have a short-term rating from Moody's, "A1" or better by Moody's on its long-term senior unsecured and uncredit-enhanced debt securities.

"Group B Obligor" means an Obligor that is not a Group A Obligor or a Special Obligor, with a short-term rating of at least: (a) "A-2" by Standard & Poor's, or if such Obligor does not have a short-term rating from Standard & Poor's, a rating of "BBB+" to "A" by Standard & Poor's on its long-term senior unsecured and uncredit-enhanced debt securities, and (b) "P-2" by Moody's, or if such Obligor does not have a short-term rating from Moody's, "Baa1" to "A2" by Moody's on its long-term senior unsecured and uncredit-enhanced debt securities.

"Group B Obligor Percentage" means, at any time, for each Group B Obligor, the percentage equivalent of: (a) the aggregate Outstanding Balance of the Eligible Receivables of such Group B Obligor less any Excess Concentrations of such Obligor, divided by (b) the aggregate Outstanding Balance of all Eligible Receivables at such time.

"Group C Obligor" means an Obligor that is not a Group A Obligor, a Group B Obligor or a Special Obligor, with a short-term rating of at least: (a) "A-3" by Standard & Poor's, or if such Obligor does not have a short-term rating from Standard & Poor's, a rating of "BBB-" to "BBB" by Standard & Poor's on its long-term senior unsecured and uncredit-enhanced debt securities, and (b) "P-3" by Moody's, or if such Obligor does not have a short-term rating from Moody's, "Baa3" to "Baa2" by Moody's on its long-term senior unsecured and uncredit-enhanced debt securities.

"Group C Obligor Percentage" means, at any time, for each Group C Obligor, the percentage equivalent of: (a) the aggregate Outstanding Balance of the Eligible Receivables of such Group C Obligor less any Excess Concentrations of such Obligor, divided by (b) the aggregate Outstanding Balance of all Eligible Receivables at such time.

"Group D Obligor" means any Obligor that is not a Group A Obligor, a Group B Obligor, a Group C Obligor or a Special Obligor.

"Group D Obligor Percentage" means, at any time, for each Group D Obligor: (a) the aggregate Outstanding Balance of the Eligible Receivables of such Group D Obligor less any Excess Concentrations of such Obligor, divided by (b) the aggregate Outstanding Balance of all Eligible Receivables at such time.

"Impermissible Qualification" means, relative to the opinion or certification of any independent public accountant as to any financial statement of the Seller, Sequa, each Originator or each other Subsidiary or Affiliate of Sequa, any qualification or exception to such opinion or certification:

(i) which is of a "going concern" or similar nature; or

(ii) which relates to the limited scope of examination of matters relevant to such financial statement (other than any standard qualification of such nature).

"Indemnified Amounts" has the meaning set forth in Section 3.1 of this Agreement.

"Indemnified Party" has the meaning set forth in Section 3.1 of this Agreement.

"Independent Director" has the meaning set forth in paragraph 3(c) of Exhibit IV of this Agreement.

"Initial Closing Date" has the meaning set forth in the Sale Agreement.

"Insolvency Proceeding" means: (a) any case, action or proceeding before any court or other Governmental Authority relating to bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution, winding-up or relief of debtors, or (b) any general assignment for the benefit of creditors, composition, marshaling of assets for creditors, or other, similar arrangement in respect of its creditors generally or any substantial portion of its creditors, in each case undertaken under U.S. Federal, state or foreign law, including the Bankruptcy Code.

"Internal Revenue Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute of similar import, together with the regulations thereunder, in each case as in effect from time to time. References to sections of the Internal Revenue Code also refer to any successor sections.

"LIBOR" means, with respect to any Purchaser, the rate of interest per annum determined by the applicable Funding Agent to be the arithmetic mean (rounded upward to the nearest 1/16th of 1%) of the rates of interest per annum determined by the applicable Funding Agent as the rate of interest at which dollar deposits in the approximate amount of the Portion of Capital to be funded at the Eurodollar Rate during such Yield Period would be offered by major banks in the London interbank market to such Funding Agent at its request at or about 11:00 a.m. (London time) on the second Business Day before the commencement of such Yield Period.

"Liquidation Account" means that certain bank account numbered 8900367083 maintained at The Bank of New York in New York, New York which is (i) identified as the "Sequa Receivables Corp. Liquidation Account", (ii) in the Seller's name, (iii) pledged on a first priority basis to the Collateral Agent, for the benefit of the Purchasers, pursuant to Section 1.2(d), and (iv) is governed by the Liquidation Account Agreement.

"Liquidation Account Agreement" means a letter agreement among the Seller, the Collateral Agent and the Liquidation Account Bank, as the same may be amended, supplemented or otherwise modified from time to time in accordance with this Agreement.

"Liquidation Account Bank" means the bank maintaining the Liquidation Account.

"Liquidity Agreement" means, with respect to each CP Conduit Purchaser, an agreement pursuant to which certain Liquidity Banks agree to provide liquidity support to such CP Conduit Purchaser in connection with the Notes issued to fund or maintain its Capital hereunder, as the same may be amended, supplemented or otherwise modified from time to time.

"Liquidity Bank" has the meaning set forth in Section 6.3(a) of this Agreement.

"Lock-Box Account" means an account maintained at a bank or other financial institution for the purpose of receiving Collections.

"Lock-Box Agreement" means each agreement related to a Lock-Box Account, among the Seller, the Servicer, the Collateral Agent and a Lock-Box Bank, in form and substance satisfactory to the Funding Agents.

"Lock-Box Bank" means any of the banks or other financial institutions maintaining one or more Lock-Box Accounts.

"Loss Reserve" means, on any date, an amount equal to (a) the Capital at the close of business of the Servicer on such date multiplied by (b)(i) the Loss Reserve Percentage on such date divided by (ii) 1 minus the Loss Reserve Percentage on such date.

"Loss Reserve Percentage" means, on any date, the greater of: (a) 10% and (b) (i) the product of (x) 2 times the highest average of the Default Ratios for any three consecutive calendar months during the twelve most recent calendar months multiplied by (y) the aggregate credit sales made during the five most recent calendar months divided by (ii) the sum of the Net Receivables Pool Balance on such day plus the outstanding balance on such day of all Receivables the Obligors of which are foreign Obligors.

"LSFC" has the meaning set forth in the preliminary statements of this Agreement.

"Material Adverse Effect" means, relative to any Person with respect to any event or circumstance, a material adverse effect on:

(a) the assets, operations, business or financial condition of such Person,

(b) the ability of any such Person to perform its obligations under this Agreement or any other Transaction Document to which it is a party,

(c) the validity or enforceability of any other Transaction Document, or the validity, enforceability or collectibility of a material portion of the Pool Receivables, or

(d) the status, perfection, enforceability or priority of the Collateral Agent's or the Seller's interest in the Pool Assets.

"Monthly Report" means a report, in substantially the form of Annex A to this Agreement, together with all supporting input information and the electronic backup data which is part of the spreadsheet that creates such report, furnished to the Collateral Agent and each Funding Agent pursuant to this Agreement.

"Monthly Settlement Date" means the first Business Day of each calendar month.

"Moody's" means Moody's Investors Service, Inc.

"Net Receivables Pool Balance" means, at any time: (a) the Outstanding Balance of Eligible Receivables then in the Receivables Pool minus (b) the Excess Concentration.

"Non-Extending Committed Purchaser" has the meaning set forth in Section 1.12(a) of this Agreement.

"Notes" means short-term promissory notes issued, or to be issued, by a CP Conduit Purchaser to fund or maintain its investments in accounts receivable or other financial assets.

"Obligor" means, with respect to any Receivable, the Person obligated to make payments pursuant to the Contract relating to such Receivable.

"Original Agreement" has the meaning set forth in the preliminary statements of this Agreement.

"Original Agreement Outstanding Amounts" has the meaning set forth in the preliminary statements of this Agreement.

"Originator" has the meaning set forth in the Sale Agreement.

"Originator Assignment Certificate" means each assignment, in substantially the form of Exhibit C to the Sale Agreement, evidencing the Seller's ownership of the Receivables generated by each Originator, as the same may be amended, supplemented, amended and restated, or otherwise modified from time to time in accordance with the Sale Agreement.

"Outstanding Balance" of any Receivable at any time means the then outstanding principal balance thereof.

"Participant" has the meaning set forth in Section 6.3(c) of this Agreement.

"Party" has the meaning set forth in Section 3.3(a) of this Agreement.

"Payment Date" has the meaning set forth in Section 2.1 of the Sale Agreement.

"Permitted Investments" means certificates of deposit that are not represented by instruments, have a maturity of one week or less and are issued by the Concentration Account Banks, the Liquidation Account Bank (with respect to the investment of funds in the Concentration Accounts or Liquidation Account, respectively) or any Funding Agent or any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof that has a combined capital and surplus and undivided profits of not less than $250,000,000; provided, however, that the Collateral Agent on behalf of Purchasers) may, from time to time, upon three (3) Business Days' prior written notice to the Servicer and each Funding Agent, remove from the scope of "Permitted Investments" certificates of deposit of any such bank(s) and specify to be within such scope, certificates of deposit of any other bank.

"Person" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture, limited liability company or other entity, or a government or any political subdivision or agency thereof.

"PNC" means PNC Bank, National Association.

"Pool Assets" has the meaning set forth in Section 1.2(d) of this Agreement.

"Pool Receivable" means a Receivable in the Receivables Pool.

"Portion of Capital" has the meaning set forth in Section 1.7 of this Agreement. In addition, at any time when the Capital of the Purchased Interest is not divided into two or more such portions, "Portion of Capital" means 100% of the Capital.

"Program Support Agreement" means and includes, with respect to any Purchaser, each Liquidity Agreement and any other agreement entered into by any Program Support Provider providing for: (a) the issuance of one or more letters of credit for the account of such CP Conduit Purchaser, (b) the issuance of one or more surety bonds for which CP Conduit Purchaser is obligated to reimburse the applicable Program Support Provider for any drawings thereunder, (c) the sale by such CP Conduit Purchaser to any Program Support Provider of the Purchased Interest (or portions thereof) and/or (d) the making of loans and/or other extensions of credit to such CP Conduit Purchaser in connection with such CP Conduit Purchaser's receivables-securitization program contemplated in this Agreement, together with any letter of credit, surety bond or other instrument issued thereunder (but excluding any discretionary advance facility provided by the applicable Funding Agent).

"Program Support Provider" means and includes any Liquidity Bank and any other Person (other than any customer of the applicable CP Conduit Purchaser) now or hereafter extending credit or having a commitment to extend credit to or for the account of, or to make purchases from, a CP Conduit Purchaser pursuant to any Program Support Agreement.

"Purchase and Sale Indemnified Amounts" has the meaning set forth in Section 9.1 of the Sale Agreement.

"Purchase and Sale Indemnified Party" has the meaning set forth in Section 9.1 of the Sale Agreement.

"Purchase and Sale Termination Date" has the meaning set forth in Section 1.4 of the Sale Agreement.

"Purchase and Sale Termination Event" has the meaning set forth in Section 8.1 of the Sale Agreement.

"Purchase Facility" has the meaning set forth in Section 1.1 of the Sale Agreement.

"Purchase Limit" means $75,000,000, as such amount may be reduced pursuant to Section 1.1(b) of this Agreement. References to the unused portion of the Purchase Limit shall mean, at any time, the Purchase Limit minus the then outstanding Capital.

"Purchase Price" has the meaning set forth in Section 2.1 of the Sale Agreement.

"Purchase Report" has the meaning set forth in Section 2.1 of the Sale Agreement.

"Purchased Interest" means, at any time, the undivided percentage ownership interest of the Purchasers in: (a) each and every Pool Receivable now existing or hereafter arising, (b) all Related Security with respect to such Pool Receivables and (c) all Collections with respect to, and other proceeds of, such Pool Receivables and Related Security. Such undivided percentage interest shall be computed as:

$$\frac{Capital + Total\ Reserves}{Net\ Receivables\ Pool\ Balance}$$

The Purchased Interest shall be determined from time to time pursuant to Section 1.3 of this Agreement.

"Purchaser" means, whether singly or in the aggregate, each CP Conduit Purchaser and each Committed Purchaser.

"Purchaser's Share" of any amount means such amount multiplied by the Purchased Interest at the time of determination.

"Rating Agency Condition" means, with respect to any event or occurrence, receipt by the applicable Funding Agent of written confirmation from Standard & Poor's and Moody's that such event or occurrence shall not cause the rating on the then outstanding Notes of the applicable CP Conduit Purchaser to be downgraded or withdrawn.

"Receivable" means any indebtedness and other obligations owed to the Seller as assignee of any Originator or any Originator by, or any right of the Seller or any Originator to payment from or on behalf of, an Obligor whether constituting an account, chattel paper, instrument or general intangible arising in connection with the sale of goods or the rendering of services by such Originator, and includes the obligation to pay any finance charges, fees and other charges with respect thereto.

"Receivables Pool" means, at any time, all of the then outstanding Receivables purchased or purported to be purchased by the Seller or contributed to the Seller pursuant to the Sale Agreement prior to the Facility Termination Date.

"Recipient" has the meaning set forth in Section 1.11 of this Agreement.

"Related Rights" has the meaning set forth in Section 1.1 of the Sale Agreement.

"Related Security" means, with respect to any Receivable:

(a) all of the Seller's and each Originator's interest in any goods (including returned goods), and documentation of title evidencing the shipment or storage of any goods (including returned goods), relating to any sale giving rise to such Receivable,

(b) all instruments and chattel paper that may evidence such Receivable,

(c) all other security interests or liens and property subject thereto from time to time purporting to secure payment of such Receivable, whether pursuant to the Contract related to such Receivable or otherwise, together with all UCC financing statements or similar filings relating thereto, and

(d) all of the Seller's and each Originator's rights, interests and claims under the Contracts and all guaranties, indemnities, insurance and other agreements (including the related Contract) or arrangements of whatever character from time to time supporting or securing payment of such Receivable or otherwise relating to such Receivable, whether pursuant to the Contract related to such Receivable or otherwise.

"Restricted Payments" has the meaning specified in Section 1(m) of Exhibit IV of this Agreement.

"Sale Agreement" means the Amended and Restated Purchase and Sale Agreement, dated as of the date hereof, between the Seller and the Originators, as such agreement may be amended, amended and restated, supplemented or otherwise modified from time to time.

"Seller" has the meaning set forth in the preamble of this Agreement.

"Seller's Share" of any amount means the greater of: (a) $0 and (b) such amount minus the Purchaser's Share.

"Servicer" has the meaning set forth in the preamble of this Agreement.

"Servicing Fee" means the fee referred to in Section 4.6 of this Agreement.

"Servicing Fee Rate" means the rate referred to in Section 4.6 of this Agreement.

"Servicing Fee Reserve" for the purchased interest at any time means the sum of (a) the then accrued and unpaid Servicing Fee relating to the Purchased Interest plus (b) the product of (i) the Outstanding Balance of Pool Receivables at such time, times (ii) the product of (x) the Servicing Fee Rate multiplied by (y) a fraction, the numerator of which is 1.5 times the Days' Sales Outstanding (calculated on the last day of the most recent preceding calendar month) and the denominator of which is 360.

"Settlement Date" means (a) with respect to any Portion of Capital, the last day of the Yield Period for such Portion of Capital and (b) with respect to any Fees, the Monthly Settlement Date; provided, however, that on and after the occurrence and continuation of any Termination Event, the Settlement Date with respect to any Portion of Capital (or Fees) shall be the date selected as such by the applicable Funding Agent from time to time (it being understood that the applicable Funding Agent may select such Settlement Date to occur as frequently as daily) or, in the absence of any such selection, the date which would be the Settlement Date for such Portion of Capital (or Fees) pursuant to clause (a) or (b) of this definition.

"Solvent" means, with respect to any Person at any time, a condition under which:

(i)   the fair value and present fair saleable value of such Person's total assets is, on the date of determination, greater than such Person's total liabilities (including contingent and unliquidated liabilities) at such time;

(ii)   the fair value and present fair saleable value of such Person's assets is greater than the amount that will be required to pay such Person's probable liability on its existing debts as they become absolute and matured ("debts," for this purpose, includes all legal liabilities, whether matured or unmatured, liquidated or unliquidated, absolute, fixed, or contingent);

(iii)   such Person is and shall continue to be able to pay all of its liabilities as such liabilities mature; and

(iv)   such Person does not have unreasonably small capital with which to engage in its current and in its anticipated business.

For purposes of this definition:

(A)   the amount of a Person's contingent or unliquidated liabilities at any time shall be that amount which, in light of all the facts and circumstances then existing, represents the amount which can reasonably be expected to become an actual or matured liability;

(B)   the "fair value" of an asset shall be the amount which may be realized within a reasonable time either through collection or sale of such asset at its regular market value;

(C)   the "regular market value" of an asset shall be the amount which a capable and diligent business person could obtain for such asset from an interested buyer who is willing to Purchase such asset under ordinary selling conditions; and

(D)   the "present fair saleable value" of an asset means the amount which can be obtained if such asset is sold with reasonable promptness in an arm's-length transaction in an existing and not theoretical market.

"Special Concentration Percentage" means with respect to any Special Obligor, the percentage, if any, for such Special Obligor set forth opposite such Special Obligor's name on Annex C to this Agreement; provided, however, that the Collateral Agent (at the written direction of the Funding Agents) may, from time to time, adjust the Special Concentration Percentage of any Special Obligor if such Special Obligor's short-term rating, as of the date such Person became a Special Obligor, is thereafter reduced or withdrawn by Moody's or Standard & Poor's.

"Special Obligor" means an Obligor, so designated in writing by the Funding Agents and set forth on Annex C to the Agreement, and with respect to which each of Moody's and Standard & Poor's shall have provided a notice in writing to each Funding Agent (if required by the documents governing the commercial paper program of such Funding Agent's related CP Conduit Purchaser) to the effect that the inclusion of such Obligor as a Special Obligor with the proposed Concentration Percentage will not result in the downgrading or withdrawal of such Rating Agency's current rating of such related CP Conduit Purchaser's Notes; it being understood that (i) if the short-term debt rating of General Electric Company by either Moody's or Standard & Poor's shall cease to be at least "A-2" by Standard & Poor's or "P-2" by Moody's, such Obligor shall cease to be a Special Obligor under the Agreement, and (ii) the Seller (or the Servicer on its behalf) may request in writing from time to time that the Funding Agents designate additional Obligors as Special Obligors.

"Spike Factor" means on any date, the product of (i) the positive difference, if any, between (a) the highest Dilution Ratio for any calendar month during the twelve most recent calendar months and (b) the arithmetic average of the Dilution Ratios for such twelve months, multiplied by (ii) (a) the highest Dilution Ratio for any calendar month during the twelve most recent calendar months, divided by (b) the arithmetic average of the Dilution Ratios for such twelve months.

"Standard & Poor's" means Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc.

"Sub-Servicer" has the meaning set forth in Section 4.1(d) of this Agreement.

"Subsidiary" means, as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock of each class or other interests having ordinary voting power (other than stock or other interests having such power only by reason of the happening of a contingency) to elect a majority of the Board of Directors or other managers of such entity are at the time owned, or management of which is otherwise controlled: (a) by such Person, (b) by one or more Subsidiaries of such Person or (c) by such Person and one or more Subsidiaries of such Person.

"Tangible Net Worth" means, with respect to Sequa, calculated each fiscal quarter for

Sequa, (a) the sum of (i) the outstanding preferred stock of Sequa, (ii) the outstanding common stock of Sequa, (iii) the capital in excess of par for Sequa, and (iv) the retained earnings for Sequa, less (b) the sum of (i) the cost of treasury stock for Sequa, (ii) any non-cash unusual, extraordinary and non-recurring costs for Sequa during such fiscal quarter, (iii) the aggregate amount of Sequa's goodwill, trademarks, tradenames, patents and debt issuance costs and (iv) the gain on the sale of Atlantic Research Corporation, a Delaware corporation.

"Termination Day" means: (a) each day on which the conditions set forth in Section 2 of Exhibit II to this Agreement are not satisfied or (b) each day that occurs on or after the Facility Termination Date.

"Termination Event" has the meaning specified in Exhibit V to this Agreement.

"Termination Fee" means, for any Yield Period during which a Termination Day occurs, The amount, if any, by which: (a) the additional Discount (calculated without taking into account any Termination Fee or any shortened duration of such Yield Period pursuant to the definition thereof) that would have accrued during such Yield Period on the reductions of Capital relating to such Yield Period had such reductions not been made, exceeds (b) the income, if any, received by the applicable Purchaser from investing the proceeds of such reductions of Capital, as determined by the applicable Funding Agent, which determination shall be binding and conclusive for all purposes, absent manifest error.

"Total Reserves" means, at any time the sum of: (a) the Yield Reserve, plus (b) Servicing Fee Reserve, plus (c) the greater of (i) the sum of (A) the Loss Reserve plus (B) the Dilution Reserve and (ii) the Concentration Reserve.

Transaction Documents" means this Agreement, the Lock-Box Agreement(s), the "Concentration Account Agreements, the Liquidation Account Agreement, each of the Fee Letters, the Sale Agreement and all other certificates, instruments, UCC financing statements, reports, notices, agreements and documents executed or delivered under or in connection with this Agreement, in each case as the same may be amended, supplemented or otherwise modified from time to time in accordance with this Agreement.

"Transfer Supplement" has the meaning set forth in Section 6.3(e) of this Agreement.

"UCC" means the Uniform Commercial Code as from time to time in effect in the Applicable jurisdiction.

"Unmatured Purchase and Sale Termination Event" means any event which, with the Giving of notice or lapse of time, or both, would constitute a Purchase and Sale Termination Event.

"Unmatured Termination Event" means an event which, with the giving of notice or lapse Of time, or both, would constitute a Termination Event.

"Yield Period" means, (a) with respect to each Portion of Capital funded by the issuance Of Notes (i) initially the period commencing on (and including) the date of the initial purchase or funding of such Portion of Capital and ending on (and including) the last day of the current calendar month, and (ii) thereafter, each period commencing on (and including) the first day after the last day of the immediately preceding Yield Period for such Portion of Capital and ending on (and including) the last day of the current calendar month, and (b) with respect to any Portion of Capital not funded by the issuance of Notes, (i) initially the period commencing on (and including) the date of the initial purchase or funding of such Portion of Capital and ending such number of days later (including a period of one day) as the applicable Funding Agent shall select, and (ii) thereafter, each period commencing on the last day of the immediately preceding Yield Period for such Portion of Capital and ending such number of days later (including a period of one day) as the applicable Funding Agent shall select; provided, that

       (a)   any Yield Period (other than of one day) which would otherwise end on a day which is not a Business Day shall be extended to the next succeeding Business Day; provided, however, if Discount in respect of such Yield Period is computed by reference to the Eurodollar Rate, and such Yield Period would otherwise end on a day which is not a Business Day, and there is no subsequent Business Day in the same calendar month as such day, such Yield Period shall end on the next preceding Business Day;

       (b)   in the case of any Yield Period of one day, (A) if such Yield Period is the initial Yield Period for a purchase hereunder (other than a reinvestment), such Yield Period shall be the day of such purchase; (B) any subsequently occurring Yield Period which is one day shall, if the immediately preceding Yield Period is more than one day, be the last day of such immediately preceding Yield Period, and, if the immediately preceding Yield Period is one day, be the day next following such immediately preceding Yield Period; and (C) if such Yield Period occurs on a day immediately preceding a day which is not a Business Day, such Yield Period shall be extended to the next succeeding Business Day; and

       (c)   in the case of any Yield Period for any Portion of Capital which commences before the Facility Termination Date and would otherwise end on a date occurring after the Facility Termination Date, such Yield Period shall end on such Facility Termination Date and the duration of each Yield Period which commences on or after the Facility Termination Date shall be of such duration as shall be selected by the applicable Funding Agent.

       "Yield Reserve" means, at any time:

$$\frac{(BR \times 1.5(DSO) \times Capital)}{360}$$

where:

      BR   =   the Base Rate in effect at such time, and

      DSO   =   Days' Sales Outstanding.

Other Terms. All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles. All terms used in Article 9 of the UCC in the State of New York, and not specifically defined herein, are used herein as defined in such Article 9. Unless the context otherwise requires, "or" means "and/or," and "including" (and with correlative meaning "include" and "includes") means including without limiting the generality of any description preceding such term.

EXHIBIT II
CONDITIONS OF PURCHASES

1. Conditions Precedent to Initial Purchase. The initial purchase under this Agreement is subject to the following conditions precedent that the Funding Agents shall have received on or before the date of such initial purchase, each in form and substance (including the date thereof) satisfactory to the Funding Agents:

(a) A counterpart of this Agreement and the other Transaction Documents duly executed by the parties thereto.

(b) Certified copies of: (i) the resolutions of the Board of Directors of each of the Seller, the Originators and Sequa authorizing the execution, delivery and performance by the Seller, each Originator and Sequa, as the case may be, of this Agreement and the other Transaction Documents to which it is a party; (ii) all documents evidencing other necessary corporate action and governmental approvals, if any, with respect to this Agreement and the other Transaction Documents and (iii) the certificate of incorporation and by-laws of the Seller, each Originator and Sequa.

(c) A certificate of the Secretary or Assistant Secretary of the Seller, each Originator and Sequa certifying the names and true signatures of its officers who are authorized to sign this Agreement and the other Transaction Documents. Until the Funding Agents receive a subsequent incumbency certificate from the Seller, each Originator or Sequa, as the case may be, the Funding Agents shall be entitled to rely on the last such certificate delivered to them by the Seller, such Originator or Sequa, as the case may be.

(d) Acknowledgment copies, or time stamped receipt copies, of proper financing Statements, duly filed on or before the date of such initial purchase under the UCC of all jurisdictions that any Funding Agent may deem necessary or desirable in order to perfect the interests of the Seller, Sequa and the Collateral Agent, for the benefit of the Purchasers, contemplated by this Agreement and the Sale Agreement.

(e) Acknowledgment copies, or time-stamped receipt copies, of proper financing statements, if any, necessary to release all security interests and other rights of any Person in the Receivables, the Contracts or the Related Security previously granted by any Originator, Sequa or the Seller (other than any such security interests and other rights previously granted by any such Person in favor of LSFC in connection with the Original Agreement).

(f) Completed UCC search reports, dated on or shortly before the date of the initial purchase hereunder, listing the financing statements filed in all applicable jurisdictions referred to in subsection (e) above that name any Originator or the Seller as debtor, together with copies of such other financing statements, and similar search reports with respect to judgment liens, federal tax liens and liens of the Pension Benefit Guaranty Corporation in such jurisdictions, as any Funding Agent may request, showing no Adverse Claims on any Pool Assets.

(g) copies of the executed (i) Lock-Box Agreement(s) with the Lock-Box Bank(s), (ii) Concentration Account Agreements with the Concentration Account Banks and (iii) Liquidation Account Agreement with the Liquidation Account Bank.

(h) Favorable opinions from (i) Cahill Gordon & Reindell LLP, as counsel for the Seller and the Servicer, dated as of the Closing Date and addressed to the Collateral Agent, each Purchaser, each Liquidity Bank and each Funding Agent, covering matters, including, but not limited to, bankruptcy, UCC, enforceability and such other matters as any Funding Agent may reasonably request and (ii) in-house counsel to the Seller, each Originator and the Servicer, dated as of the Closing Date and addressed to the Collateral Agent, each Purchaser, each Liquidity Bank and each Funding Agent, covering matters, including, but not limited to, general corporate matters related to each such Person and such other matters as any Funding Agent may reasonably request, in each case, in form and substance reasonably satisfactory to the Funding Agents.

(i) Satisfactory results of a review and audit (performed by representatives of the Funding Agents) of the Servicer's collection, operating and reporting systems, the Credit and Collection Policy of each Originator, historical receivables data and accounts, including satisfactory results of a review of the Servicer's operating location(s) and satisfactory review and approval of the Eligible Receivables in existence on the date of the initial purchase under this Agreement.

(j) A pro forma Monthly Report representing the performance of the Receivables Pool for the calendar month before closing.

(k) Evidence of payment by the Seller of all accrued and unpaid fees (including those contemplated by the Fee Letters), costs and expenses to the extent then due and payable on the date thereof, including any such costs, fees and expenses arising under or referenced in Section 6.4 of this Agreement and each Fee Letter.

(l) Each Fee Letter duly executed by the Seller and the Servicer.

(m) Good standing certificates with respect to each of the Seller, the Originators and the Servicer issued by the Secretary of State (or similar official) of the state of each such Person's organization and principal place of business.

(n) To the extent required by each CP Conduit Purchaser's commercial paper program, letters from each of the Rating Agencies then rating the Notes of such CP Conduit Purchaser confirming the rating of such Notes after giving effect to the transaction contemplated by this Agreement and the other Transaction Documents.

(o) A file (computer generated or otherwise) containing all information with respect to the Receivables as any Funding Agent may reasonably request.

(p) Such other approvals, opinions or documents as any Funding Agent may reasonably request.

2. Conditions Precedent to All Purchases and Reinvestments. Each purchase (except as to clause (a), including the initial purchase) and each reinvestment shall be subject to the further conditions precedent that:

(a) in the case of each purchase, the Servicer shall have delivered to each Funding Agent on or before such purchase, in form and substance satisfactory to each Funding Agent, a completed pro forma Monthly Report to reflect the level of Capital and related reserves after such subsequent purchase; and

(b) on the date of such purchase or reinvestment the following statements shall be true (and acceptance of the proceeds of such purchase or reinvestment shall be deemed a representation and warranty by the Seller that such statements are then true):

(i) the representations and warranties contained in Exhibit III to this Agreement are true and correct in all material respects on and as of the date of such purchase or reinvestment as though made on and as of such date; and

(ii) no event has occurred and is continuing, or would result from such purchase or reinvestment, that constitutes a Termination Event or an Unmatured Termination Event.

EXHIBIT III
REPRESENTATIONS AND WARRANTIES

1. Representations and Warranties of the Seller. The Seller represents and warrants as follows:

(a) The Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New York, and is duly qualified to do business and is in good standing as a foreign corporation in every jurisdiction where the nature of its business requires it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect.

(b) The execution, delivery and performance by the Seller of this Agreement and the other Transaction Documents to which it is a party, including its use of the proceeds of purchases and reinvestments: (i) are within its corporate powers; (ii) have been duly authorized by all necessary corporate action; (iii) do not contravene or result in a default under or conflict with: (A) its charter or by-laws, (B) any law, rule or regulation applicable to it, (C) any indenture, loan agreement, mortgage, deed of trust or other agreement or instrument to which it is a party or by which it is bound, or (D) any order, writ, judgment, award, injunction or decree binding on or affecting it or any of its property; and (iv) do not result in or require the creation of any Adverse Claim upon or with respect to any of its properties. This Agreement and the other Transaction Documents to which it is a party have been duly executed and delivered by the Seller.

(c) No authorization, approval or other action by, and no notice to or filing with, any Governmental Authority or other Person is required for its due execution, delivery and performance by the Seller of this Agreement or any other Transaction Document to which it is a party, other than the Uniform Commercial Code filings referred to in Exhibit II to this Agreement and other filings required by the Securities and Exchange Commission, all of which shall have been filed on or before the date of the first purchase hereunder.

(d) Each of this Agreement and the other Transaction Documents to which the Seller is a party constitutes its legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws from time to time in effect affecting the enforcement of creditors' rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law.

(e) There is no pending or, to the Seller's best knowledge, threatened action or proceeding affecting the Seller or any of its properties before any Governmental Authority or arbitrator.

(f) No proceeds of any purchase or reinvestment will be used by the Seller to acquire any equity security of a class that is registered pursuant to Section 12 of the Securities Exchange Act of 1934.

(g) The Seller is the legal and beneficial owner of the Pool Receivables and Related Security, free and clear of any Adverse Claim. Upon each purchase or reinvestment, the Collateral Agent, for the benefit of the Purchasers, shall acquire a valid and enforceable perfected undivided percentage ownership or security interest, to the extent of the Purchased Interest, in each Pool Receivable then existing or thereafter arising and in the Related Security, Collections and other proceeds with respect thereto, free and clear of any Adverse Claim. This Agreement creates a security interest in favor of the Collateral Agent, for the benefit of the Purchasers, in the Pool Assets, and the Collateral Agent (for the benefit of the Purchasers) has a first priority perfected security interest in the Pool Assets, free and clear of any Adverse Claims. No effective financing statement or other instrument similar in effect covering any Pool Asset is on file in any recording office, except those filed in favor of the Collateral Agent (for the benefit of the Purchasers) relating to this Agreement.

(h) Each Monthly Report (if prepared by the Seller or one of its Affiliates, or to the extent that information contained therein is supplied by the Seller or an Affiliate), information, exhibit, financial statement, document, book, record or report furnished or to be furnished at any time by or on behalf of the Seller to the Funding Agents or any Purchaser in connection with this Agreement or any other Transaction Document to which it is a party is or will be complete and accurate in all material respects as of its date or as of the date so furnished,

(i) The Seller's location (as such term is used in the UCC) and the office where it keeps its records concerning the Receivables are located at the address referred to in Sections 1(b) and 2(b) of Exhibit IV to this Agreement.

(j) The names and addresses of all the Lock-Box Banks, together with the account numbers of the Lock-Box Accounts at such Lock-Box Banks, are specified in Schedule II to this Agreement (or at such other Lock-Box Banks and/or with such other Lock-Box Accounts as have been notified to the Funding Agents in accordance with this Agreement) and all Lock-Box Accounts are subject to Lock-Box Agreements.

(k) The Seller is not in violation of any order of any court, arbitrator or Governmental Authority.

(l) No proceeds of any purchase or reinvestment will be used for any purpose that violates any applicable law, rule or regulation, including Regulations T, U or X of the Federal Reserve Board.

(m) Each Pool Receivable included as an Eligible Receivable in the calculation of the Net Receivables Pool Balance is an Eligible Receivable.

(n) No event has occurred and is continuing, or would result from a purchase in respect of, or reinvestment in respect of, the Purchased Interest or from the application of the proceeds therefrom, that constitutes a Termination Event or an Unmatured Termination Event.

(o) The Seller has complied in all material respects with the Credit and Collection Policy of each Originator with regard to each Receivable originated by such Originator.

(p) The Seller has complied in all material respects with all of the terms, covenants and agreements contained in this Agreement and the other Transaction Documents that are applicable to it.

(q) The Seller's complete corporate name is set forth in the preamble to this Agreement, and it does not use and has not during the last five years used any other corporate name, trade name, doing-business name or fictitious name, except as set forth on Schedule III to this Agreement and except for names first used after the date of this Agreement and set forth in a notice delivered to the Collateral Agent pursuant to Section 1(k)(iv) of Exhibit IV to this Agreement.

(r) The Seller is not an "investment company," or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended. In addition, the Seller is not a "holding company," a "subsidiary company" of a "holding company" or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company" within the meaning of the Public Utility Holding Company Act of 1935, as amended.

(s) [Reserved].

(t) Each Pool Receivable of an Obligor, which is not a resident of the United States, is not (and shall not at any time be) subject to any currency controls imposed by any Governmental Authority under the laws of which such Obligor is organized or a political subdivision thereof, which currency controls restrict the ability of such Obligor to pay its obligations in connection with such Pool Receivable.

2. Representations and Warranties of Sequa (including in its capacity as the Servicer). Sequa, individually and in its capacity as the Servicer, represents and warrants as follows:

(a) Sequa is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and is duly qualified to do business and is in good standing as a foreign corporation in every jurisdiction where the nature of its business requires it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect.

(b) The execution, delivery and performance by Sequa of this Agreement and the other Transaction Documents to which it is a party, including the Servicer's use of the proceeds of purchases and reinvestments: (i) are within its corporate powers; (ii) have been duly authorized by all necessary corporate action; (iii) do not contravene or result in a default under or conflict with: (A) its charter or by-laws, (B) any law, rule or regulation applicable to it, (C) any indenture, loan agreement, mortgage, deed of trust or other material agreement or instrument to which it is a party or by which it is bound, or (D) any order, writ, judgment, award, injunction or decree binding on or affecting it or any of its property; and (iv) do not result in or require the creation of any Adverse Claim upon or with respect to any of its properties. This Agreement and the other Transaction Documents to which Sequa is a party have been duly executed and delivered by Sequa.

(c) No authorization, approval or other action by, and no notice to or filing with any Governmental Authority or other Person, is required for the due execution, delivery and performance by Sequa of this Agreement or any other Transaction Document to which it is a party.

(d) Each of this Agreement and the other Transaction Documents to which Sequa is a party constitutes the legal, valid and binding obligation of Sequa enforceable against Sequa in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws from time to time in effect affecting the enforcement of creditors' rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law.

(e) The balance sheets of Sequa and its consolidated Subsidiaries as at December 31, 2003, and the related statements of income and retained earnings for the fiscal year then ended, copies of which have been furnished to the Funding Agent, fairly present the financial condition of Sequa and its consolidated Subsidiaries as at such date and the results of the operations of Sequa and its Subsidiaries for the period ended on such date, all in accordance with generally accepted accounting principles consistently applied, and since December 31, 2003 there has been no event or circumstances which have had a Material Adverse Effect.

(f) Except as disclosed in the most recent audited financial statements of Sequa furnished to the Funding Agent, there is no pending or, to its best knowledge, threatened action or proceeding affecting it or any of its Subsidiaries before any Governmental Authority or arbitrator that could have a Material Adverse Effect.

(g) Each Monthly Report (if prepared by Sequa or one of its Affiliates, or to the extent that information contained therein is supplied by Sequa or an Affiliate), information, exhibit, financial statement, document, book, record or report furnished or to be furnished at any time by or on behalf of the Servicer to the Funding Agents or any Purchaser in connection with this Agreement or any other Transaction Document to which it is a party is or will be complete and accurate in all material respects as of its date or (except as otherwise disclosed to the Funding Agents at such time) as of the date so furnished.

(h) Sequa is not in violation of any order of any court, arbitrator or Governmental Authority, which could have a Material Adverse Effect.

(i) The Servicer has complied in all material respects with the Credit and Collection Policy of each Originator with regard to each Receivable originated by such Originator.

EXHIBIT IV
COVENANTS

1. <u>Covenants of the Seller</u>. Until the latest of the Facility Termination Date, the date on which no Capital of or Discount in respect of the Purchased Interest shall be outstanding or the date all other amounts owed by the Seller under this Agreement to the Collateral Agent, each Purchaser, each Funding Agent and any other Indemnified Party or Affected Person shall be paid in full:

(a) <u>Compliance with Laws, Etc</u>. The Seller shall comply in all material respects with all applicable laws, rules, regulations and orders, and preserve and maintain its corporate existence, rights, franchises, qualifications and privileges, except to the extent that the failure so to comply with such laws, rules and regulations or the failure so to preserve and maintain such rights, franchises, qualifications and privileges would not have a Material Adverse Effect.

(b) <u>Offices, Records and Books of Account, Etc</u>. The Seller: (i) shall keep its principal place of business and chief executive office (as such terms or similar terms are used in the UCC) and the office where it keeps its records concerning the Receivables at the address of the Seller set forth under its name on the signature page to this Agreement or, pursuant to <u>clause (k)(iv)</u> below, at any other locations in jurisdictions where all actions reasonably requested by the Funding Agents to protect and perfect the interest of the Collateral Agent, for the benefit of the Purchasers, in the Receivables and related items (including the Pool Assets) have been taken and completed and (ii) shall provide the Collateral Agent and each Funding Agent with at least 15 days' written notice before making any change in the Seller's name or making any other change in the Seller's identity or corporate structure (including a Change in Control) that could render any UCC financing statement filed in connection with this Agreement "seriously misleading" as such term (or similar term) is used in the UCC; each notice to the Collateral Agent and each Funding Agent pursuant to this sentence shall set forth the applicable change and the effective date thereof. The Seller also will maintain and implement (or cause the Servicer to maintain and implement) administrative and operating procedures (including an ability to recreate records evidencing Receivables and related Contracts in the event of the destruction of the originals thereof), and keep and maintain (or cause the Servicer to keep and maintain) all documents, books, records, computer tapes and disks and other information reasonably necessary or advisable for the collection of all Receivables (including records adequate to permit the daily identification of each Receivable and all Collections of and adjustments to each existing Receivable).

(c) <u>Performance and Compliance with Contracts and Credit and Collection Policy</u>. The Seller shall (and shall cause the Servicer to) fully comply in all material respects with the applicable Credit and Collection Policies with regard to each Receivable and the related Contract.

(d) <u>Ownership Interest, Etc</u>. The Seller shall (and shall cause the Servicer to), at its expense, take all action necessary or desirable to establish and maintain a valid and enforceable undivided percentage ownership or security interest, to the extent of the Purchased Interest, in the Pool Receivables, the Related Security and Collections with respect thereto, and a first priority perfected security interest in the Pool Assets, in each case free and clear of any Adverse

Claim, in favor of the Collateral Agent, for the benefit of the Purchasers, including taking such action to perfect, protect or more fully evidence the interest of the Collateral Agent, for the benefit of the Purchasers, as any Funding Collateral Agent may reasonably request.

(e) <u>Sales, Liens, Etc</u>. The Seller shall not sell, assign (by operation of law or otherwise) or otherwise dispose of, or create or suffer to exist any Adverse Claim upon or with respect to, any or all of its right, title or interest in, to or under any Pool Assets (including the Seller's undivided interest in any Receivable, Related Security or Collections, or upon or with respect to any account to which any Collections of any Receivables are sent), or assign any right to receive income in respect of any items contemplated by this paragraph.

(f) <u>Extension or Amendment of Receivables</u>. Except as provided in this Agreement, the Seller shall not, and shall not permit the Servicer to, extend the maturity or adjust the Outstanding Balance or otherwise modify the terms of any Pool Receivable, or amend, modify or waive any term or condition of any related Contract.

(g) <u>Change in Credit and Collection Policy</u>. The Seller shall not make (or permit any Originator to make) any material change in the character of its business or in any Credit and Collection Policy, or any change in any Credit and Collection Policy that would adversely affect the collectibility of the Receivables Pool or the enforceability of any related Contract or the ability of the Seller or Servicer to perform its obligations under any related Contract or under this Agreement.

(h) <u>Audits</u>. (i) The Seller shall (and shall cause each Originator to)(a) prior to the occurrence of a Termination Event or an Unmatured Termination Event, from time to time (but no more frequently than annually) during regular business hours as reasonably requested in advance by any Funding Agent or (b) at any time on and after the occurrence of a Termination Event or an Unmatured Termination Event or, if in the opinion of the Collateral Agent reasonable grounds for insecurity exist with respect to the collectibility of the Pool Receivables or with respect to the Seller's performance or ability to perform its obligations under this Agreement, permit such Funding Agent, or its agents or representatives: (A) to examine and make copies of and abstracts from all books, records and documents (including computer tapes and disks) in the possession or under the control of the Seller (or any Originator) relating to Receivables and the Related Security, including the related Contracts, and (B) to visit the offices and properties of the Seller and each Originator for the purpose of examining such materials described in <u>clause (i)(A)</u> above, and to discuss matters relating to Receivables and the Related Security or the Seller's, Sequa's or such Originator's performance under the Transaction Documents or under the Contracts with any of the officers, employees, agents or contractors of the Seller, Sequa or such Originator having knowledge of such matters; and (ii) without limiting the provisions of <u>clause (i)</u> next above, from time to time during regular business hours, upon five Business Days prior written notice from such Funding Collateral Agent, permit certified public accountants or other auditors acceptable to the Collateral Agent to conduct a review of the Seller's or any Originator's books and records, at the Seller's or such Originator's expense (as the case may be), with respect to the Receivables.

(i) Change in Lock-Box Banks, Lock-Box Accounts and Payment Instructions to Obligors. The Seller shall not, and shall not permit the Servicer or any Originator to, add or terminate any bank as a Lock-Box Bank or any account as a Lock-Box Account from those listed in Schedule II to this Agreement, or make any change in its instructions to Obligors regarding payments to be made to the Seller, such Originator, the Servicer or any Lock-Box Account (or related post office box), unless the Collateral Agent and each Funding Agent shall have consented thereto in writing and the Collateral Agent and each Funding Agent shall have received copies of all agreements and documents (including Lock-Box Agreements) that it may request in connection therewith.

(j) Deposits to Lock-Box Accounts. The Seller shall (or shall cause the Servicer to): (i) instruct all Obligors to make payments of all Receivables to one or more Lock-Box Accounts or to post office boxes to which only Lock-Box Banks have access (and shall instruct the Lock-Box Banks to cause all items and amounts relating to such Receivables received in such post office boxes to be removed and deposited into a Lock-Box Account on a daily basis), and (ii) deposit, or cause to be deposited, any Collections received by it, the Servicer or any Originator into Lock-Box Accounts not later than one (1) Business Day after receipt thereof. Each Lock-Box Account, Concentration Account and the Liquidation Account shall at all times be subject to a Lock-Box Agreement, a Concentration Account Agreement and a Liquidation Account Agreement, respectively. The Seller will not (and will not permit the Servicer to) deposit or otherwise credit, or cause or permit to be so deposited or credited, to any Lock-Box Account cash or cash proceeds other than Collections.

(k) Reporting Requirements. The Seller will provide to the Collateral Agent and each Funding Agent (in multiple copies, if requested by the Collateral Agent or any Funding Agent) the following:

(i) as soon as available and in any event within 95 days after the end of each fiscal year of the Seller, a copy of the annual report for such year for the Seller, containing unaudited financial statements for such year certified as to accuracy by the chief financial officer or treasurer of the Seller;

(ii) as soon as possible and in any event within five days after the occurrence of each Termination Event or Unmatured Termination Event, a statement of the chief financial officer of the Seller setting forth details of such Termination Event or Unmatured Termination Event and the action that the Seller has taken and proposes to take with respect thereto;

(iii) promptly after the filing or receiving thereof, copies of all reports and notices that the Seller or any Affiliate files under ERISA with the Internal Revenue Service, the Pension Benefit Guaranty Corporation or the U.S. Department of Labor or that the Seller or any Affiliate receives from any of the foregoing or from any multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) to which the Seller or any of its Affiliates is or was, within the preceding five years, a contributing employer, in each case in respect of the assessment of withdrawal liability or an event or condition that could, in the aggregate, result in the imposition of liability on the Seller and/or any such Affiliate;

(iv) at least fifteen days before any change in the Seller's name or any other change requiring the amendment of UCC financing statements, a notice setting forth such changes and the effective date thereof;

(v) promptly after the Seller obtains knowledge thereof, notice of any: (A) material litigation, investigation or proceeding that may exist at any time between the Seller and any Person or (B) material litigation or proceeding relating to any Transaction Document;

(vi) promptly after the occurrence thereof, notice of a material adverse change in the business, operations, property or financial or other condition of the Seller, the Servicer or any Originator; and

(vii) such other information respecting the Receivables or the condition or operations, financial or otherwise, of the Seller or any of its Affiliates as the Collateral Agent or any Funding Agent may from time to time reasonably request.

(l) Certain Agreements. Without the prior written consent of the Collateral Agent and each Funding Agent, the Seller will not (and will not permit any Originator to) amend, modify, waive, revoke or terminate any Transaction Document to which it is a party or any provision of Seller's certificate of incorporation or by-laws.

(m) Restricted Payments. (i) Except pursuant to clause (ii) below, the Seller will not: (A) purchase or redeem any shares of its capital stock, (B) declare or pay any dividend or set aside any funds for any such purpose, (C) prepay, purchase or redeem any Debt, (D) lend or advance any funds or (E) repay any loans or advances to, for or from any of its Affiliates (the amounts described in clauses (A) through (E) being referred to as "Restricted Payments").

(ii) Subject to the limitations set forth in clause (iii) below, the Seller may make Restricted Payments so long as such Restricted Payments are made only in one or more of the following ways: (A) the Seller may make cash payments (including prepayments) on the Company Notes in accordance with its terms, and (B) if no amounts are then outstanding under the Company Notes, the Seller may declare and pay dividends.

(iii) The Seller may make Restricted Payments only out of the funds it receives pursuant to Sections 1.4(b)(ii) and (iv) of this Agreement. Furthermore, the Seller shall not pay, make or declare: (A) any dividend if, after giving effect thereto, the Seller's tangible net worth would be less than $50,000,000, or (B) any Restricted Payment (including any dividend) if, after giving effect thereto, any Termination Event or Unmatured Termination Event shall have occurred and be continuing.

(n) Other Business. The Seller will not: (i) engage in any business other than the transactions contemplated by the Transaction Documents; (ii) create, incur or permit to exist any Debt of any kind (or cause or permit to be issued for its account any letters of credit or bankers' acceptances) other than pursuant to this Agreement or the Company Notes; or (iii) form any Subsidiary or make any investments in any other Person; provided, however, that the Seller shall be permitted to incur minimal obligations to the extent necessary for the day-to-day operations of the Seller (such as expenses for stationery, audits, maintenance of legal status, etc.).

(o) Use of Seller's Share of Collections. The Seller shall apply the Seller's Share of Collections to make payments in the following order of priority: (i) the payment of its expenses (including all obligations payable to the Purchasers, the Funding Agents and the Collateral Agent under this Agreement and under the applicable Fee Letters); (ii) the payment of accrued and unpaid interest on the Company Notes; and (iii) other legal and valid corporate purposes.

(p) Tangible Net Worth. The Seller will not permit its tangible net worth, at any time, to be less than $50,000,000.

2. Covenants of the Servicer and Sequa. Until the latest of the Facility Termination Date, the date on which no Capital of or Discount in respect of the Purchased Interest shall be outstanding or the date all other amounts owed by the Seller under this Agreement to the Purchasers, the Funding Agents and the Collateral Agent and any other Indemnified Party or Affected Person shall be paid in full:

(a) Compliance with Laws, Etc. The Servicer and, to the extent that it ceases to be the Servicer, Sequa shall comply (and shall cause each Originator to comply) in all material respects with all applicable laws, rules, regulations and orders, and preserve and maintain its corporate existence, rights, franchises, qualifications and privileges, except to the extent that the failure so to comply with such laws, rules and regulations or the failure so to preserve and maintain such existence, rights, franchises, qualifications and privileges would not have a Material Adverse Effect.

(b) Records and Books of Account, Etc. The Servicer and, to the extent that it ceases to be the Servicer, Sequa, also will (and will cause each Originator to) maintain and implement administrative and operating procedures (including an ability to recreate records evidencing Receivables and related Contracts in the event of the destruction of the originals thereof), and keep and maintain all documents, books, records, computer tapes and disks and other information reasonably necessary or advisable for the collection of all Receivables (including records adequate to permit the daily identification of each Receivable and all Collections of and adjustments to each existing Receivable).

(c) <u>Change in Credit and Collection Policy</u>. The Servicer and, to the extent that it ceases to be the Servicer, Sequa, shall not make (and shall not permit any Originator to make) any material change in the character of its business or in any Credit and Collection Policy, or any change in any Credit and Collection Policy that would adversely affect the collectibility of the Receivables Pool or the enforceability of any related Contract or the ability of the Seller or Servicer to perform its obligations under any related Contract or under this Agreement.

(d) <u>Audits</u>. (i) The Servicer and, to the extent that it ceases to be the Servicer, Sequa, shall (and shall cause each Originator to)(a) prior to the occurrence of a Termination Event or an Unmatured Termination Event, from time to time (but no more frequently than annually) during regular business hours as reasonably requested in advance by any Funding Agent or (b) at any time on and after the occurrence of a Termination Event or an Unmatured Termination Event or, if in the opinion of any Funding Agent reasonable grounds for insecurity exist with respect to the collectibility of the Pool Receivables or with respect to the Servicer's performance or ability to perform its obligations under this Agreement, permit such Funding Agent, or its agents or representatives: (A) to examine and make copies of and abstracts from all books, records and documents (including computer tapes and disks) in its possession or under its control relating to Receivables and the Related Security, including the related Contracts, and (B) to visit its offices and properties for the purpose of examining such materials described in <u>clause (i)(A)</u> above, and to discuss matters relating to Receivables and the Related Security or its performance hereunder or under the Contracts with any of its officers, employees, agents or contractors having knowledge of such matters; and (ii) without limiting the provisions of <u>clause (i)</u> next above, from time to time during regular business hours, upon five (5) Business Days prior written notice from the such Funding Agent, permit certified public accountants or other auditors acceptable to such Funding Agent to conduct, at Servicer's expense, a review of the Servicer's books and records with respect to the Receivables.

(e) <u>Deposits to Lock-Box Accounts</u>. The Servicer shall: (i) instruct all Obligors to make payments of all Receivables to one or more Lock-Box Accounts or to post office boxes to which only Lock-Box Banks have access (and shall instruct the Lock-Box Banks to cause all items and amounts relating to such Receivables received in such post office boxes to be removed and deposited into a Lock-Box Account on a daily basis); and (ii) deposit, or cause to be deposited, any Collections received by it into Lock-Box Accounts not later than one (1) Business Day after receipt thereof. Each Lock-Box Account, Concentration Account and the Liquidation Account shall at all times be subject to a Lock-Box Agreement, a Concentration Account Agreement, and a Liquidation Account Agreement respectively. The Servicer will not deposit or otherwise credit, or cause or permit to be so deposited or credited, to any Lock-Box Account cash or cash proceeds other than Collections.

(f) <u>Reporting Requirements</u>. Sequa shall provide to the Collateral Agent and each Funding Agent (in multiple copies, if requested by the Collateral Agent or any Funding Agent) the following:

      (i) As soon as available and in any event within 50 days after the end of each of the first three quarters of each fiscal year of Sequa, (a) copies of the unaudited consolidated balance sheet of Sequa and its consolidated Subsidiaries as at the end of such quarter, together with unaudited statements of earnings, stockholders' equity and cash flows for such quarter and the portion of the fiscal year through such quarter, prepared in accordance with GAAP and certified by the chief financial officer, treasurer or chief accounting officer of Sequa, (b) a letter from the chief financial officer, treasurer or chief accounting officer of Sequa certifying to the best knowledge of such officer, that neither a Termination Event nor an Unmatured Termination Event has occurred and is continuing;

      (ii) As soon as available and in any event within 95 days after the end of each fiscal year of Sequa, (a) a copy of the consolidated balance sheet of Sequa and its consolidated Subsidiaries as at the end of such fiscal year, together with the related statements of earnings, stockholders' equity and cash flows for such fiscal year, each prepared in accordance with GAAP applied consistently throughout the periods reflected therein (Sequa's consolidated balance sheet and such related statements to be certified without any Impermissible Qualification by independent certified public accountants of nationally recognized standing), and (b) a letter from the chief financial officer, treasurer or chief accounting officer of Sequa certifying to the best knowledge of such officer, that neither a Termination Event nor an Unmatured Termination Event has occurred and is continuing, in each case as at the end of each such fiscal year and the date of delivery of such letter;

      (iii) as to the Servicer only, as soon as available and in any event not later than (i) 15 days after the last day of each calendar month, except for the last day of a fiscal year of Sequa and (ii) 25 days after the last day of each fiscal year of Sequa, a Monthly Report as of the last day of such month or, within six (6) Business Days of a request by any Funding Agent, a Monthly Report for such periods as is specified by any Funding Agent (including on a semi-monthly, weekly or daily basis);

      (iv) promptly after the sending or filing thereof, copies of all reports that Sequa sends to any of its security holders, and copies of all reports and registration statements that Sequa or any Subsidiary files with the Securities and Exchange Commission or any national securities exchange;

(v) promptly after the filing or receiving thereof, copies of all reports and notices that Sequa or any of its Affiliate files under ERISA with the Internal Revenue Service, the Pension Benefit Guaranty Corporation or the U.S. Department of Labor or that such Person or any of its Affiliates receives from any of the foregoing or from any multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) to which such Person or any of its Affiliate is or was, within the preceding five years, a contributing employer, in each case in respect of the assessment of withdrawal liability or an event or condition that could, in the aggregate, result in the imposition of liability on Sequa and/or any such Affiliate;

(vi) promptly after Sequa obtains knowledge thereof, notice of any: (A) litigation, investigation or proceeding that may exist at any time between Sequa or any of its Subsidiaries and any Governmental Authority that, if not cured or if adversely determined, as the case may be, would have a Material Adverse Effect; (B) litigation or proceeding adversely affecting such Person or any of its Subsidiaries in which the amount involved is $3,500,000 or more and not covered by insurance or in which injunctive or similar relief is sought; or (C) litigation or proceeding relating to any Transaction Document;

(vii) As soon as available and in any event within 100 days after the end of each fiscal year of the Servicer, the Servicer shall, at the Servicer's expense, cause a firm of independent public accountants, acceptable to the Collateral Agent and each Funding Agent, to furnish a report to the Collateral Agent and each Funding Agent, to the effect that such firm has (i) compared the information contained in the Monthly Reports delivered during such fiscal year then ended with the information contained in the Servicer's records and computer systems for such period, and that, on the basis of such examination and comparison, such firm is of the opinion that the information contained in the Monthly Reports reconciles with the information contained in the Servicer's records and computer systems and that the servicing of the Receivables has been conducted in compliance with this Agreement, (ii) confirmed the Net Receivables Pool Balance as of the end of each Yield Period during such fiscal year, (iii) verified that the Receivables treated by the Servicer as Eligible Receivables in fact satisfied the requirements of the definition thereof contained in Exhibit I to this Agreement, and (iv) conducted a "negative confirmation" of a sample of Receivables and verified that the Servicer's records and computer systems used in servicing the Receivables contained correct information with regard to due dates and outstanding balances, except in each case for (a) such exceptions as such firm shall believe to be immaterial (which exceptions need not be enumerated) and (b) such other exceptions as shall be set forth in such statement; and

(viii) such other information respecting the Receivables or the condition or operations, financial or otherwise, of Sequa or any of its Affiliates as the Collateral Agent or any Funding Agent may from time to time reasonably request.

(g)   Tangible Net Worth. Sequa will not permit its Tangible Net Worth, at any time, to be less than $334,125,000.00, determined based on GAAP in effect as of December 3, 2003.

3. Separate Existence. Each of the Seller and Sequa hereby acknowledges that the Purchasers, the Funding Agents and the Collateral Agent are entering into the transactions contemplated by this Agreement and the other Transaction Documents in reliance upon the Seller's identity as a legal entity separate from Sequa and its Affiliates. Therefore, from and after the date hereof, each of the Seller and Sequa shall take all steps specifically required by this Agreement or reasonably required by the Collateral Agent or any Funding Agent to continue the Seller's identity as a separate legal entity and to make it apparent to third Persons that the Seller is an entity with assets and liabilities distinct from those of Sequa and any other Person, and is not a division of Sequa, its Affiliates or any other Person. Without limiting the generality of the foregoing and in addition to and consistent with the other covenants set forth herein, each of the Seller and Sequa shall take such actions as shall be required in order that:

(a) The Seller will be a limited purpose corporation whose primary activities are restricted in its certificate of incorporation to: (i) purchasing or otherwise acquiring from the Originators, owning, holding, granting security interests or selling interests in Pool Assets, (ii) entering into agreements for the selling and servicing of the Receivables Pool, and (iii) conducting such other activities as it deems necessary or appropriate to carry out its primary activities;

(b) The Seller shall not engage in any business or activity, or incur any indebtedness or liability, other than as expressly permitted by the Transaction Documents;

(c) Not less than one member of the Seller's Board of Directors (the "Independent Director") shall be an individual who is not a direct, indirect or beneficial stockholder, officer, director, employee, affiliate, associate or supplier of Sequa or any of its Affiliates. The certificate of incorporation of the Seller shall provide that: (i) the Seller's Board of Directors shall not approve, or take any other action to cause the filing of, a voluntary bankruptcy petition with respect to the Seller unless the Independent Director shall approve the taking of such action in writing before the taking of such action, and (ii) such provision cannot be amended without the prior written consent of the Independent Director;

(d) The Independent Director shall not at any time serve as a trustee in bankruptcy for the Seller, Sequa or any Affiliate thereof;

(e) Any employee, consultant or agent of the Seller will be compensated from the Seller's funds for services provided to the Seller. The Seller will not engage any agents other than its attorneys, auditors and other professionals, and a servicer and any other agent contemplated by the Transaction Documents for the Receivables Pool, which servicer will be fully compensated for its services by payment of the Servicing Fee, and a manager, which manager will be fully compensated from the Seller's funds;

(f) The Seller will contract with the Servicer to perform for the Seller all operations required on a daily basis to service the Receivables Pool. The Seller will pay the Servicer the Servicing Fee pursuant hereto. The Seller will not incur any material indirect or overhead expenses for items shared with Sequa (or any other Affiliate thereof) that are not reflected in the Servicing Fee. To the extent, if any, that the Seller (or any Affiliate thereof) shares items of expenses not reflected in the Servicing Fee or the manager's fee, such as legal, auditing and other professional services, such expenses will be allocated to the extent practical on the basis of actual use or the value of services rendered, and otherwise on a basis reasonably related to the actual use or the value of services rendered; it being understood that Sequa shall pay all expenses relating to the preparation, negotiation, execution and delivery of the Transaction Documents, including legal, rating agency and other fees;

(g) The Seller's operating expenses will not be paid by Sequa or any other Affiliate thereof;

(h) All of the Seller's business correspondence and other communications shall be conducted in the Seller's own name and on its own separate stationery;

(i) The Seller's books and records will be maintained separately from those of Sequa and any other Affiliate thereof;

(j) All financial statements of Sequa or any Affiliate thereof that are consolidated to include Seller will contain detailed notes clearly stating that: (i) a special purpose corporation exists as a Subsidiary of Sequa, and (ii) the Originators have sold receivables and other related assets to such special purpose Subsidiary that, in turn, has sold undivided interests therein to certain financial institutions and other entities;

(k) The Seller's assets will be maintained in a manner that facilitates their identification and segregation from those of Sequa or any Affiliate thereof;

(l) The Seller will strictly observe corporate formalities in its dealings with Sequa or any Affiliate thereof, and funds or other assets of the Seller will not be commingled with those of Sequa or any Affiliate thereof except as permitted by this Agreement in connection with servicing the Pool Receivables. The Seller shall not maintain joint bank accounts or other depository accounts to which Sequa or any Affiliate thereof (other than Sequa in its capacity as the Servicer) has independent access. The Seller is not named, and has not entered into any agreement to be named, directly or indirectly, as a direct or contingent beneficiary or loss payee on any insurance policy with respect to any loss relating to the property of Sequa or any Subsidiary or other Affiliate of Sequa. The Seller will pay to the appropriate Affiliate the marginal increase or, in the absence of such increase, the market amount of its portion of the premium payable with respect to any insurance policy that covers the Seller and such Affiliate; and

(m) The Seller will maintain arm's-length relationships with Sequa (and any Affiliate thereof). Any Person that renders or otherwise furnishes services to the Seller will be compensated by the Seller at market rates for such services it renders or otherwise furnishes to the Seller. Neither the Seller nor Sequa will be or will hold itself out to be responsible for the debts of the other or the decisions or actions respecting the daily business and affairs of the other. The Seller and Sequa will immediately correct any known misrepresentation with respect to the foregoing, and they will not operate or purport to operate as an integrated single economic unit with respect to each other or in their dealing with any other entity.

(n) Sequa shall not pay the salaries of Seller's employees, if any.

EXHIBIT V
TERMINATION EVENTS

Each of the following shall be a "<u>Termination Event</u>":

(a)(i) the Seller, any Originator or the Servicer (if Sequa or any of its Affiliates) shall fail to make when due any payment or deposit to be made by it under this Agreement and such failure shall continue unremedied for one (1) Business Day or (ii) the Seller, any Originator or the Servicer (if Sequa or any of its Affiliates) shall fail to perform or observe any other term, covenant or agreement under this Agreement or any other Transaction Document and such failure shall continue for 30 days after notice thereof from any Purchaser or Funding Agent;

(b) Sequa (or any Affiliate thereof) shall fail to transfer to any successor Servicer when required any rights pursuant to this Agreement that Sequa (or such Affiliate) then has as Servicer;

(c) any representation or warranty made or deemed made by the Seller, Sequa or any Originator (or any of their respective officers) under or in connection with this Agreement or any other Transaction Document, or any information or report delivered by the Seller, Sequa or such Originator or the Servicer pursuant to this Agreement or any other Transaction Document, shall prove to have been incorrect or untrue in any material respect when made or deemed made or delivered;

(d) the Seller or the Servicer shall fail to deliver the Monthly Report pursuant to this Agreement, and such failure shall remain unremedied for five (5) days;

(e) this Agreement or any purchase or reinvestment pursuant to this Agreement shall for any reason: (i) cease to create, or the Purchased Interest shall for any reason cease to be, a valid and enforceable perfected undivided percentage ownership or security interest to the extent of the Purchased Interest in each Pool Receivable, the Related Security and Collections with respect thereto, free and clear of any Adverse Claim, or (ii) cease to create with respect to the Pool Assets, or the interest of the Collateral Agent for the benefit of the Purchasers with respect to such Pool Assets shall cease to be, a valid and enforceable first priority perfected security interest, free and clear of any Adverse Claim;

(f) the Seller, Sequa or any Originator shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against the Seller, Sequa or any Originator seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of 60 days, or any of the actions sought in such proceeding (including the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or for any substantial part of its property) shall occur; or the Seller, Sequa or any Originator shall take any corporate action to authorize any of the actions set forth above in this paragraph;

(g)(i) the (A) Default Ratio shall exceed 7%, (B) the Delinquency Ratio shall exceed 17.0% or (C) the Dilution Ratio shall exceed 10.5% or (ii) the average for three consecutive calendar months of: (A) the Default Ratio shall exceed 5.5%, (B) the Delinquency Ratio shall exceed 15.5% or (C) the Dilution Ratio shall exceed 7.0%;

(h) a Change in Control shall occur;

(i) at any time (i) the sum of (A) the Capital plus (B) the Total Reserves, exceeds (ii) the sum of (A) the Net Receivables Pool Balance at such time plus (B) the Purchaser's Share of the amount of Collections then on deposit in the Lock-Box Accounts, the Concentration Accounts and the Liquidation Account (other than amounts set aside therein representing Discount and Fees), and such circumstance shall not have been cured within five (5) Business Days;

(j) (i) Sequa or any of its Subsidiaries shall fail to pay any principal of or premium or Interest on any of its Debt that is outstanding in a principal amount of at least $3,500,000 in the aggregate when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in this Agreement or any mortgage, indenture or instrument relating to such Debt (and shall have not been waived); or (ii) any other event shall occur or condition shall exist under any agreement, mortgage, indenture or instrument relating to any such Debt and shall continue after the applicable grace period, if any, specified in such agreement, mortgage, indenture or instrument (and shall have not been waived), if, in either case: (a) the effect of such non-payment, event or condition is to give the applicable debtholders the right (whether acted upon or not) to accelerate the maturity of such Debt, or (b) any such Debt shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), redeemed, purchased or defeased, or an offer to repay, redeem, purchase or defease such Debt shall be required to be made, in each case before the stated maturity thereof;

(k) either: (i) a contribution failure shall occur with respect to any Benefit Plan sufficient to give rise to a lien under Section 302(f) of ERISA, (ii) the Internal Revenue Service shall file a notice of lien asserting a claim pursuant to the Internal Revenue Code with regard to any of the assets of Seller, any Originator, Sequa or any ERISA Affiliate, or (iii) the Pension Benefit Guaranty Corporation shall file a notice of lien asserting a claim pursuant to ERISA with regard to any assets of the Seller, such Originator, Sequa or any ERISA Affiliate.

EXHIBIT VI

FORM OF ASSUMPTION AGREEMENT

THIS ASSUMPTION AGREEMENT (this 'Agreement"), dated as of [_____ __, ____], is among SEQUA RECEIVABLES CORP. (the "Seller"), [_____], as purchaser (the '[_____] CP Conduit Purchaser"), [_____], as the related committed purchaser (the '[_____] Committed Purchaser" and together with the Conduit Purchaser, the '[_____] Purchasers"), and [_____], as funding agent for the Purchasers (the '[_____] Funding Agent" and together with the Purchasers, the '[_____] Purchaser Group").

BACKGROUND

The Seller and various others are parties to a certain Amended and Restated Receivables Purchase Agreement, dated as of April 30, 2004 (as amended, supplemented or otherwise modified through the date hereof, the 'Receivables Purchase Agreement"). Capitalized terms used and not otherwise defined herein have the respective meaning assigned to such terms in the Receivables Purchase Agreement.

NOW, THEREFORE, the parties hereto hereby agree as follows:

SECTION 1. This letter constitutes an Assumption Agreement pursuant to Section 1.14 of the Receivables Purchase Agreement. The Seller desires [the [_____] Purchasers] [the [_____] Committed Purchaser] to [become Purchasers under] [increase its existing Commitment under] the Receivables Purchase Agreement and upon the terms and subject to the conditions set forth in the Receivables Purchase Agreement, the [_____] Purchasers agree to [become Purchasers thereunder] [increase its Commitment in an amount equal to the amount set forth as the "Commitment" under the signature of such [_____] Committed Purchaser hereto].

The Seller hereby represents and warrants to the [_____] Purchasers as of the date hereof, as follows:

(i) the representations and warranties of the Seller contained in Exhibit III of the Receivables Purchase Agreement are correct on and as of such dates as though made on and as of such dates and shall be deemed to have been made on such dates;

(ii) no Termination Event or Unmatured Termination Event has occurred and is continuing, or would result from such transfer; and

(iii) the Facility Termination Date shall not have occurred.

SECTION 2. Upon execution and delivery of this Agreement by the Seller and each member of the [_____] Purchaser Group, satisfaction of the other conditions to assignment specified in Section 1.14 of the Receivables Purchase Agreement (including the consent of the Funding Agents) and receipt by the Funding Agents of counterparts of this Agreement (whether by facsimile or otherwise) executed by each of the parties hereto, [the [_____] Purchasers shall become a party to, and have the rights and obligations of Purchasers under, the Receivables Purchase Agreement] [the [_____] Committed Purchaser shall increase its Commitment in the amount set forth as the "Commitment" under the signature of the [_____] Committed Purchaser, hereto].

SECTION 3. Each party hereto hereby covenants and agrees that it will not Institute against, or join any other Person in instituting against, any CP Conduit Purchaser, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding, or other proceeding under any federal or state bankruptcy or similar law, for one year and one day after the latest maturing Notes issued by such CP Conduit Purchaser is paid in full. The covenant contained in this paragraph shall survive any termination of the Receivables Purchase Agreement.

SECTION 4. THIS AGREEMENT SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK. This Agreement may not be amended, supplemented or waived except pursuant to a writing signed by the party to be charged. This Agreement may be executed in counterparts, and by the different parties on different counterparts, each of which shall constitute an original, but all together shall constitute one and the same agreement.

(continued on following page)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized officers as of the date first above written.

[_____], as a CP Conduit Purchaser

By:_____
Name Printed: _____
Title:_____

[Address]

[_____], as a Committed Purchaser

By:_____
Name Printed:_____
Title:_____

[Address]
[Commitment]

[_____], as Funding Agent for
[_____]

By:_____
Name Printed:_____
Title:_____

[Address]

SEQUA RECEIVABLES CORP., as Seller

By:_____
Name Printed: _____
Title: _____

Consented and Agreed:

[THE FUNDING AGENTS]

EXHIBIT VII

FORM OF TRANSFER AGREEMENT

Dated as of [_____ __, 20__]

<u>Section</u> 1.

Commitment assigned:	$_____
Assignor's remaining Commitment:	$_____
Capital allocable to Commitment assigned:	$_____
Assignor's remaining Capital:	$_____
Discount (if any) allocable to	
Capital assigned:	$_____
Discount(if any) allocable to Assignor's	
remaining Capital:	$_____

<u>Section</u> 2.

Effective Date of this Transfer Supplement: [_____]

Upon execution and delivery of this Transfer Supplement by transferee and transferor and the satisfaction of the other conditions to assignment specified in <u>Section</u> 6.3(e) of the Amended and Receivables Purchase Agreement (as defined below), from and after the Effective Date specified above, the transferee shall become a party to, and have the rights and obligations of a Committed Purchaser under, that certain Amended and Restated Receivables Purchase Agreement dated as of April 30, 2004 (as amended, supplemented or otherwise modified through the date hereof, the Receivables Purchase Agreement), among Sequa Corporation, Sequa Receivables Corp., as Seller, the various financial institutions party thereto as CP Conduit Purchasers, Committed Purchasers and Funding Agents and The Bank of Nova Scotia, as Collateral Agent.

TRANSFEROR :   [_____], as a Committed Purchaser

                                               By:_____
                                               Name:_____
                                               Title:_____

TRANSFEREE: [_____], as a Committed Purchaser

                                               By:_____
                                               Name:_____
                                               Title:_____

                                               [Address]

Accepted as of date first above
written:
[_____], as Funding Agent for
the [_____] Purchaser Group

By: _____
Name: _____
Title: _____

SCHEDULE I
CREDIT AND COLLECTION POLICY

On file at the offices of Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

SCHEDULE II
LOCK-BOX BANKS AND LOCK-BOX ACCOUNTS

Lock-Box Bank	**Lock-Box Accounts**	**Lock-Box Number**

SCHEDULE III
TRADE NAMES

None.

SCHEDULE IV
EXCLUDED OBLIGORS

1.   UAL Corporation, a Delaware corporation, or any Affiliate or Subsidiary thereof.

2.   AMR Corporation, a Delaware corporation, or any Affiliate or Subsidiary thereof.

3.   Spirit Airlines, Inc., a Florida corporation, or any Affiliate or Subsidiary thereof.

FORM OF MONTHLY REPORT
[to be inserted]

FORM OF PURCHASE NOTICE

_____, 20

The Bank of Nova Scotia
One Liberty Plaza
New York, New York 10006

PNC Bank, National Association
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15220-2707
Ladies and Gentlemen:

Reference is hereby made to the Amended and Restated Receivables Purchase Agreement, dated as of April 30, 2004 (as amended, supplemented or otherwise modified through the date hereof, the "Receivables Purchase Agreement"), among Sequa Receivables Corp. (the "Seller"), Sequa Corporation, as Servicer, the various Purchasers and Funding Agents from time to time party thereto and The Bank of Nova Scotia, as Collateral Agent (the "Collateral Agent"). Capitalized terms used in this Purchase Notice and not otherwise defined herein shall have the meanings assigned thereto in the Receivables Purchase Agreement.

This letter constitutes a form of notice that may be used to satisfy the notice requirement in connection with purchase pursuant to the Receivables Purchase Agreement. The Seller desires to sell an undivided variable interest in a pool of receivables on_____, 20__, for a purchase price of $_____.

The Seller hereby represents and warrants as of the date hereof, and as of the date of purchase, as follows:

(i) the representations and warranties contained in Exhibit III of the Receivables Purchase Agreement are correct in all material respects on and as of such dates as though made on and as of such dates and shall be deemed to have been made on such dates;

(ii) after giving effect to the purchase proposed hereby, the Purchased Interest does not exceed 100%; and

(iii) no event has occurred and is continuing, or would result from the purchase proposed hereby, that constitutes a Termination Event or an Unmatured Termination Event.

IN WITNESS WHEREOF, the undersigned has caused this Purchase Notice to be executed by its duly authorized officer as of the date first above written.

SEQUA RECEIVABLES CORP.

By: _____

Name Printed: _____

Title: _____

ANNEX C
to Amended and Restated Receivables Purchase Agreement

SPECIAL OBLIGORS AND SPECIAL CONCENTRATION PERCENTAGES

Special Obligor	**Special Concentration Percentage**
General Electric Company	12.5%
United States Steel Corporation	7.50%